7/31

07025633

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Evergreen Marine Corp.

*CURRENT ADDRESS

PROCESSED

AUG 02 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04480 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/1/07

082-04420

RECEIVED
JUL 24 2007
SEC MAIL PROCESSING SECTION
WASH. D.C.
186

RECEIVED
2007 JUL 31 A 6:15
OF INTERNATIONAL
CORPORATE FINANCE

EVERGREEN MARINE CORPORATION
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT AUDITORS
FOR THE YEARS ENDED
DECEMBER 31, 2006 AND 2005

AR/S
12-31-06

The reader is advised that the accompanying financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

ERNST & YOUNG
致遠會計師事務所

11012台北市基隆路一段333號9樓
International Trade Buliding
Taipei World Trade Center
9F, 333 Keelung Road, Sec. 1,
Taipei, Taiwan 11012, R.O.C.

Tel : 886 2 2720 4000
Fax : 886 2 2757 6050
www.ey.com/tw

English Translation of a Report Originally Issued in Chinese

Report of Independent Auditors

The Board of Directors and Stockholders
Evergreen Marine Corporation

We have audited the accompanying balance sheets of Evergreen Marine Corporation (the "Company") as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of all the investee companies accounted for under the equity method. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion expressed herein, insofar as it related to amounts included for those investee companies accounted for under the equity method, is based solely on the reports of other auditors. Those statements reflect long-term equity investments of 50,159,250 thousand New Taiwan dollars and 50,863,785 thousand New Taiwan dollars, constituting 58.98% and 58.77% of the total assets as of December 31, 2006 and 2005, respectively, and reflect net investment loss of 2,184,078 thousand New Taiwan dollars and net investment income of 7,169,166 thousand New Taiwan dollars for the years ended December 31, 2006 and 2005, respectively.

We conducted our audits in accordance with the "Regulations for Auditing and Certification of Financial Statements by Certified Public Accountants" and auditing standards generally accepted in the Republic of China on Taiwan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Marine Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with the "Business Accounting Law", "Guidelines for Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China on Taiwan.

As discussed in Note C to the financial statements, effective from January 1, 2006, the Company has adopted the SFAS No.34, "Accounting for Financial Instruments" and No.36, "Disclosure and Presentation of Financial Instruments".

We have also audited the consolidated financial statements of Evergreen Marine Corporation and its subsidiaries as of and for the years ended December 31, 2006 and 2005, on which we have issued an unqualified opinion with explanatory paragraph thereon.

Ernst & Young
March 23, 2007
Taipei, Taiwan
Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China on Taiwan and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China on Taiwan.

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

BALANCE SHEETS

December 31, 2006 and 2005

(Expressed in New Taiwan Thousand Dollars)

ASSETS	December 31, 2006	December 31, 2005
Current Assets		
Cash and cash equivalents (Notes B & D1)	$3,452,533	$4,781,240
Financial assets at fair value through income statement (Notes B, C & D2)	3,368,745	4,915,612
Held-to-maturity financial assets-current (Notes B, C & D3)	-	20,472
Derivative financial assets held for hedging-current (Notes B, C & D4)	1,864	-
Notes receivable (Note B)	6,461	28
Accounts receivable, net (Notes B & D5)	1,308,502	2,399,846
Accounts receivable - related parties (Notes B, D5 & E)	158,589	108,333
Other receivables (Notes B & D6)	1,288,330	248,098
Other receivables - related parties (Notes B, D6 & E)	78,582	32,611
Other financial assets - current (Notes B & D7)	106,083	-
Inventories (Notes B & D8)	419,850	645,904
Prepaid expenses	181,672	176,693
Prepayments	136,446	865
Deferred income tax assets - current (Notes B & D29)	100,094	27,992
Restricted assets - current (Note F)	134,915	132,050
Other current assets (Notes D9 & E)	3,579,439	2,687,875
Total Current Assets	14,322,105	16,177,619
Long-Term Investments (Notes B, C,D10 & E)		
Financial assets in available-for-sale-non current	625,488	498,145
Financial assets carried at cost-non current	2,195,805	2,182,967
Debt investments with no active market	11,131	12,581
Long-term investments under equity method	57,941,523	58,638,028
Other long-term investments	312	312
Total Long-Term Investments	60,774,259	61,332,033
Property, Plant and Equipment (Notes B, D11, E & F)		
Land	1,998,859	1,998,859
Buildings	1,511,958	1,511,958
Loading/discharging equipment	4,426,531	3,616,970
Computer equipment	136,763	116,851
Transportation equipment	13,785,118	16,697,252
Ships and equipment	5,770,086	9,877,935
Dock facilities	531,633	625,223
Office equipment	212,439	210,927
Costs and revaluation increments	28,373,387	34,655,975
Less: Accumulated depreciation	(18,733,323)	(26,733,457)
Prepayments for equipment	8,111	359,802
Total Property, Plant and Equipment, Net	9,648,175	8,282,320
Intangible Assets		
Deferred pension costs (Notes B & D23)	102,808	124,492
Other Assets		
Refundable deposits	37,298	169,208
Deferred charges (Note B)	81,776	113,702
Long-term installment receivables (Note D12)	74,494	351,221
Total Other Assets	193,568	634,131
TOTAL ASSETS	$85,040,915	$86,550,595

LIABILITIES AND STOCKHOLDERS' EQUITY	December 31, 2006	December 31, 2005
Current Liabilities		
Short-term debt (Note D13)	$834,000	$1,800,000
Short-term bills payable (Note D14)	-	799,755
Financial liabilities at fair value through income statement-current (Notes B, C & D15)	464,226	33,175
Derivative financial liabilities held for hedging-current (Note D16)	251,769	-
Notes payable	4,085	5,175
Accounts payable	1,856,938	2,086,067
Accounts payable - related parties (Note E)	748,181	679,187
Income tax payable (Note B)	652,963	1,390,787
Accrued expenses (Notes B, D17 & E)	3,879,702	2,734,424
Other payables	173,985	142,586
Other payables-related parties (Note E)	-	2,590
Long-term liabilities due within one year (Notes B & D18)	5,474,400	4,298,000
Other current liabilities (Note E)	1,307,539	381,349
Total Current Liabilities	15,647,788	14,353,095
Long-Term Liabilities (Note B)		
Derivative financial liabilities held for hedging-non current (Notes B, C & D19)	11,944	-
Financial liabilities carried at cost-non current (Notes B, C & D20)	9,004	-
Corporate bonds payable (Notes B & D21)	2,991,414	7,505,039
Long-term debt (Note D22)	5,953,333	963,000
Total Long-Term Liabilities	8,965,695	8,468,039
Other Liabilities		
Accrued pension liabilities (Notes B & D23)	602,945	406,951
Guarantee deposits received	515	125
Deferred income tax liabilities - non current (Notes B & D29)	1,141,988	2,272,102
Deferred credits (Note E)	1,368,892	324,289
Total Other Liabilities	3,114,340	3,003,467
Total Liabilities	27,727,823	25,824,601
Capital Stock (Note D24)		
Common stock	29,159,293	27,075,246
Capital Surplus (Note D25)		
Paid-in capital in excess of par - common stock	3,353,601	3,147,552
Donated capital	371	371
Long-term investments	1,515,405	1,485,767
Others	6,713	6,713
Total Capital Surplus	4,876,090	4,640,403
Retained Earnings (Note D26)		
Legal reserve	6,442,985	5,220,594
Special reserve	957,344	957,344
Unappropriated retained earnings	14,420,781	22,189,422
Total Retained Earnings	21,821,110	28,367,360
Equity Adjustments		
Cumulative translation adjustments (Note B)	1,888,153	897,009
Net loss not recognized as pension cost (Notes B & D23)	(521,237)	(298,003)
Deferred credits	-	43,979
Unrealized gain on available-for-sale financial asset(Notes B & C)	298,864	-
Unrealized gain on cash flow hedge(Notes B & C)	(199,810)	-
Other(Notes B & C)	(9,371)	-
Total Equity Adjustments	1,456,599	642,985
Total Stockholders' Equity	57,313,092	60,725,994
Commitments and Contingent Liabilities (Note G)		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$85,040,915	$86,550,595

The accompanying notes are an integral part of the financial statements.
(Please refer to Ernst & Young independent auditors' report dated March 23, 2007.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF INCOME

For the Years Ended December 31, 2006 and 2005

(Expressed in New Taiwan Thousand Dollars, Except Earnings Per Share)

	Year Ended December 31, 2006	Year Ended December 31, 2005
Operating Revenues (Notes B, D27 & E)	$33,863,398	$41,975,536
Operating Costs (Notes D28 & E)	(30,698,815)	(32,486,820)
Gross Profit	3,164,583	9,488,716
Operating Expenses (Notes D28 & E)	(2,293,123)	(2,695,367)
General and administrative expenses	(2,293,123)	(2,695,367)
Operating Profit	871,460	6,793,349
Non-Operating Income		
Interest income	181,319	125,649
Investment income accounted for under the equity method (Notes B & D10)	-	7,683,397
Dividend income	75,145	93,222
Gain on disposal of property, plant and equipment (Notes B & E)	1,181,500	120,395
Gain on disposal of investments(Note C)	139,556	-
Foreign exchange gain(Notes B & C)	167,183	98,278
Rent income (Note E)	63,033	59,240
Gain on valuation of financial assets(Notes B & C)	75,469	180,780
Others	138,702	144,483
Total Non-Operating Income	2,021,907	8,505,444
Non-Operating Expenses		
Interest expense (Note C)	(148,723)	(451,518)
Investment loss accounted for under the equity method (Notes B & D10)	(1,915,230)	-
Other investment loss (Notes C & D10)	-	(1,300)
Loss on disposal of property, plant and equipment (Note B)	(12,093)	(11,019)
Loss on disposal of investment (Note C)	-	(238)
Financial expenses	(52,951)	(77,895)
Loss on valuation of financial liabilities(Notes B & C)	(111,765)	(70,051)
Others	(3,747)	(20,982)
Total Non-Operating Expenses	(2,244,509)	(633,003)
Income before Income Tax	648,858	14,665,790
Income Tax Expense (Notes B & D29)	(140,670)	(2,441,879)
Income after Income Tax from Continuing Operations	508,188	12,223,911
Cumulative Effect of Changes in Accounting Principle (Note C) (Net of tax benefit $50,937)	(96,608)	-
NET INCOME	$411,580	$12,223,911

Earnings Per Share (after retroactive adjustments) (in dollars) (Notes B & D30)

	2006 Pre tax	2006 After tax	2005 Pre tax	2005 After tax
Basic Earnings Per Share After retroactive adjustments				
Income after Income Tax from Continuing Operations	$0.22	$0.17	$5.08	$4.23
Cumulative Effect of Changes in Accounting Principle	(0.05)	(0.03)	-	-
Net income	$0.17	$0.14	$5.08	$4.23
Diluted Earnings Per Share After retroactive adjustments				
Income after Income Tax from Continuing Operations	$0.21	$0.16	$4.75	$3.96
Cumulative Effect of Changes in Accounting Principle	(0.05)	(0.03)	-	-
Net income	$0.16	$0.13	$4.75	$3.96

The accompanying notes are an integral part of the financial statements.

(Please refer to Ernst & Young independent auditors' report dated March 23, 2007.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2006 and 2005

(Expressed in New Taiwan Thousand Dollars)

			Retained Earnings									
	Common Stock	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Retained Earnings	Cumulative Translation Adjustments	Net Loss not Recognized as Pension Cost	Deferred Credits	Unrealized Gain on Available for Sale Financial Assets	Unrealized Gain on Cash flow Hedge	Other	Total
Balance, January 1, 2005	$24,259,425	$4,030,933	$4,012,127	$957,344	$18,681,936	$856,564	$(594,695)	$72,911	$-	$-	$-	$52,276,545
Appropriation of 2004 earnings												
Legal reserve			1,208,467		(1,208,467)							-
Stock dividends	2,461,386				(2,461,386)							-
Cash dividends					(4,922,772)							(4,922,772)
Bonuses to employees					(80,000)							(80,000)
Remuneration to directors and supervisors					(43,800)							(43,800)
Common stock converted from convertible bonds	354,435	601,589										956,024
Adjustments arising from long-term equity investments accounted for under equity method												
Adjustments on capital surplus due to changes in percentage of shareholding		7,859										7,859
Recognition of changes in investees' capital surplus based on percentage of shareholding		22										22
Cumulative translation adjustments						149,382						149,382
Adjustments on deferred credits								(28,932)				(28,932)
Net loss not recognized as pension cost							(595)					(595)
Translation adjustments arising from investees' financial statements denominated in foreign currencies						(118,348)						(118,348)
Translation adjustments arising from foreign currency denominated long-term investments accounted for under cost method						9,411						9,411
Net loss not recognized as pension cost							297,287					297,287
Net income for 2005					12,223,911							12,223,911
Balance, December 31, 2005	27,075,246	4,640,403	5,220,594	957,344	22,189,422	897,009	(298,003)	43,979	-	-	-	60,725,994
Prior period adjustments arising from first time adoption of the newly released SFAS No.34									72,213	70,806	(6,522)	136,497
Appropriation of 2005 earnings												
Legal reserve			1,222,391		(1,222,391)							-
Stock dividends	1,907,617				(1,907,617)							-
Cash dividends					(4,905,302)							(4,905,302)
Bonuses to employees					(70,000)							(70,000)
Remuneration to directors and supervisors					(60,400)							(60,400)
Common stock converted from convertible bonds	176,430	206,049										382,479
Adjustments arising from long-term equity investments accounted for under equity method												
Adjustments on unappropriated retained earnings due to changes in percentage of shareholding					(14,511)							(14,511)
Cumulative translation adjustments						(189,121)						(189,121)
Adjustments on deferred credits and capital surplus		29,638						(43,979)				(14,341)
Net loss not recognized as pension cost							(77,644)					(77,644)
Unrealized gain on changes in fair value of available - for - sale financial assets									171,521			171,521
Unrealized loss on changes in values of cash flow hedge										(3,422)		(3,422)
Translation adjustments arising from investees' financial statements denominated in foreign currencies						1,180,265						1,180,265
Unrealized gain on changes in fair value of available - for - sale financial assets									55,130			55,130
Reversal on financial assets carried at amortised costs due to first time adoption of the newly released SFAS No.34											(2,849)	(2,849)
Unrealized loss on changes in values of cash flow hedges										(267,194)		(267,194)
Net loss not recognized as pension cost							(145,590)					(145,590)
Net income for 2006					411,580							411,580
Balance, December 31, 2006	$29,159,293	$4,876,090	$6,442,985	$957,344	$14,420,781	$1,888,153	$(521,237)	$0	$298,864	$(199,810)	$(9,371)	$57,313,092

The accompanying notes are an integral part of the financial statements.

(Please refer to Ernst & Young independent auditors' report dated March 23, 2007.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2006 and 2005

(Expressed in New Taiwan Thousand Dollars)

	Year Ended December 31, 2006	Year Ended December 31, 2005
Cash Flows from Operating Activities		
Net income	$411,580	$12,223,911
Adjustments to reconcile net income to net cash provided by operating activities:		
Cumulative effect of changes in accounting principles for financial instruments	96,608	-
Depreciation	1,508,574	1,123,480
Amortization	48,592	61,386
Reclassification of depreciation of dock facilities to operating costs and others	206,436	186,275
Reclassification of amortization of deferred charges to others	63,075	77,717
Net gain on disposal of property, plant and equipment	(1,169,407)	(109,376)
Excess of equity-accounted investment income over cash dividends	2,444,905	(7,039,292)
Realized loss on financial assets at cost	-	1,300
Interest amortization of financial assets and unrealized exchange loss	1,083	-
Interest compensation of convertible corporate bonds	3,275	3,400
Gain on long-term bond investments	-	(12,581)
Decrease in held-to-maturity financial assets	21,421	-
Loss on disposition of long-term investments at equity	154	-
Decrease in financial assets and liabilities at fair value through income statement	1,830,372	12,260,512
Increase in other financial assets	(106,083)	-
Decrease in notes and accounts receivable	1,034,655	923,554
(Increase)/ Decrease in other receivables	(881,608)	13,654
Decrease / (Increase) in inventories	226,054	(206,655)
Increase in prepaid expenses and prepayments	(140,560)	(42,175)
Net decrease in agent accounts	134,318	597,243
Increase in agency reciprocal accounts	(8,759)	(935)
(Increase) / Decrease in restricted assets	(2,865)	3,150
(Increase) / Decrease in other current assets	(67,673)	8,733
Decrease / (Increase) in refundable deposits	131,910	(126,800)
Decrease in notes and accounts payable	(161,225)	(512,512)
(Decrease) / Increase in income tax payable	(737,824)	1,031,869
Increase / (Decrease) in accrued expenses	1,145,278	(625,452)
Increase in other payables	28,809	4,509
Decrease in other current liabilities	(23,260)	(182,553)
Net change in accrued pension liabilities	72,088	101,796
Net change in deferred income tax assets / liabilities	(1,202,216)	730,708
Net effect on taxes due to changes in accounting principles for financial instrument	26,385	-
Net effect on taxes due to unrealized gain or loss on cash flow hedge	89,065	-
Net cash provided by operating activities	5,023,157	20,494,866
Cash Flows from Investing Activities		
Acquisition of long-term investment at equity	(697,906)	-
Proceeds from long-term investment at equity	2,100	-
Increase in financial assets in available-for-sale-non current	-	(64,220)
Proceeds from capital reduction by investee	9,261	22,727
Acquisition of carried at costs financial assets	(22,100)	-
Acquisition of property, plant and equipment	(3,278,173)	(1,161,681)
Proceeds from disposal of property, plant and equipment	2,411,319	127,134
Increase in deferred charges	(79,763)	(64,973)
Decrease in long-term receivables	72,132	85,130
Net cash used in investing activities	(1,583,130)	(1,055,883)
Cash Flows from Financing Activities		
Decrease in short-term debt	(966,000)	(995,303)
Decrease in short-term bills payable	(799,755)	(1,299,336)
Decrease in corporate bonds payable	(1,500,000)	(1,500,000)
Increase / (Decrease) in long-term debt	3,532,333	(9,999,199)
Increase in guarantee deposit received	390	40
Distribution of cash dividends	(4,905,302)	(4,916,710)
Distribution of remuneration to directors and supervisors and bonuses to employees	(130,400)	(118,242)
Net cash used in financing activities	(4,768,734)	(18,828,750)
Net (Decrease) Increase in Cash and Cash Equivalents	(1,326,707)	610,233
Cash and Cash Equivalents, Beginning of Period	4,781,240	4,171,007
Cash and Cash Equivalents, End of Period	$3,452,533	$4,781,240
Supplemental Information:		
Interest paid	$151,454	$498,221
Less: Interest capitalized	-	-
Interest paid, net of interest capitalized	$151,454	$498,221
Income tax paid	$1,965,260	$679,302
Financing Activities Not Affecting Cash Flows:		
Long-term liabilities due within one year	$5,474,400	$4,298,000
Capitalization of retained earnings	$1,907,617	$2,461,386
Conversion of convertible bonds into common stock	$382,479	$956,024

The accompanying notes are an integral part of the financial statements.

(Please refer to Ernst & Young independent auditors' report dated March 23, 2007.)

English Translation of Financial Statements Originally Issued in Chinese

EVERGREEN MARINE CORPORATION
Notes to Financial Statements
December 31, 2006 and 2005
(Expressed in New Taiwan Thousand Dollars unless otherwise stated)

A. ORGANIZATION AND OPERATIONS

1. Established on September 25, 1968, Evergreen Marine Corporation (the "Company") is mainly engaged in domestic and international marine transportation, shipping agency services and the distribution of containers.

2. The Company was approved by the Securities and Futures Commission (SFC), Ministry of Finance (MOF) (currently known as the Securities and Futures Bureau (SFB), Financial Supervisory Commission, Executive Yuan) to be a public company on November 2, 1982 and was further approved by the SFC to be a listed company on July 6, 1987. The Company's shares have been publicly traded on the Taiwan Stock Exchange since September 21, 1987. The Company had 1,391 and 1,427 employees as of December 31, 2006 and 2005, respectively.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared in conformity with the "Business Accounting Law", "Guidelines for Preparation of Financial Reports by Securities Issuers" and accounting principles generally accepted in the Republic of China on Taiwan. The significant accounting polices are summarized below.

1. Classification of current and non-current assets and liabilities

(1) Current assets are assets that come from operating activities, which are expected to be converted into cash, consumed, or sold during the operating period; held for trading purposes; expected to be converted into cash within one year from the balance sheet date; as well as cash or cash equivalents except those subject to exchange, curtailment or other restrictions due one year after the balance sheet date. Any assets that are not classified as current are non-current assets.

(2) Current liabilities are liabilities that come from operating activities, which are expected to be paid off during the operating period; incurred for trading purposes; expected to be paid back within one year from the balance sheet date. Any liabilities that are not classified as current are non-current liabilities.

(3) Financial liabilities that expire within year from the balance sheet date and match the following terms should be classified as non-current liabilities.

   a. The original contract term exceeds one year.
   b. Attempt on long-term refinancing.
   c. Have completed long-term refinancing and extended the period of liabilities before date of the balance sheet, or have the power to refinance or extend the period of liabilities for one year after balance sheet date.

2. **Accounting estimation**

(1) In preparation of the financial statements, the Company makes significant accounting estimations and assumptions in accordance with the generally accepted accounting principles. These estimations and assumptions would affect the amounts of assets and liabilities on the balance sheet date, disclosure of contingent assets and liabilities, and the amounts of revenues and expenses for the accounting period. However, there is potential differences between the actual result and estimation.

(2) Accrued expenses are recorded at the amounts stated in the original supporting documents. Foreign port charges without supporting documents are estimated as per past records and period-end sailing schedules. Differences between the expenses actually incurred in the following year and the estimated accrued expenses are credited or charged to operating costs or expenses in the following year.

3. **Cash and cash equivalents**

Cash and cash equivalents are cash, unrestricted bank deposits and other highly liquid investments.

4. **Financial assets and financial liabilities**

(1) In accordance with the SFAS No. 34, "Accounting for Financial Instruments". The Company classified financial assets into categories such as, financial assets at fair value through profit or loss, held-to-maturity financial assets, available-for-sale financial assets, derivative financial assets for hedge, bonds investment in non-active market, and financial assets accounted for by the cost method. The Company classified financial liabilities into categories such as, financial liabilities as fair value through profit or loss, derivative financial liabilities for hedge, and financial liabilities accounted for by the cost method. Derivative financial instruments that are not designated as effective hedging instruments are classified as financial assets held for trading and financial liabilities held for trading. On initial recognition, financial assets and financial liabilities are measured at fair value. For financial assets and financial liabilities at fair value through profit or loss which are not measured at fair value, transaction costs that are directly attributable to the acquisition or issuance of liability should be capitalized. The Company adopted the trade date accounting for regular purchase or sale. The regular purchase or sale refers to the acquisition or sale of financial assets with a time to delivery within a period generally accepted in the market or standardized by regulations.

(2) After the initial recognition of financial assets, the Company proceeds with subsequent measurement explained as follows:

a. Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are classified into financial assets held for trading and financial assets designated as at fair value through profit or loss at inception. Fair value of listed and OTC Securities is the closing price on the balance sheet date, fair value of mutual fund is the net assets value on the balance sheet date.

b. Held-to-maturity financial assets

Held-to-maturity financial assets are financial assets with fixed or determinable payments and a fixed maturity that the Company has positive intent and ability to hold to maturity as held-to-maturity financial assets. On subsequent measurement, held-to-maturity financial assets are carried at amortized cost. Any profits or losses incurred due to changes in fair value should be recognized in income statement when recognizing impairments or amortization. The amortised cost is calculated as the amount at which the asset is measured at initial recognition minus any repayments of principal, plus or minus the cumulative amortization using the effective interest rate method of the difference between that initial amount and the maturity amount and minus any reduction for impairment or uncollectibility. While determining cash flows associated with the financial instruments for calculating the effective interest rate, the Company takes into consideration the contract terms of financial instruments including transaction fees paid or received, premiums or discounts and transaction cost...etc.

c. Debt investments with no active market

Debt investments with no active market are financial assets with fixed or determinable payments that are not quoted in active market. Such assets are carried at amortized cost using the effective interest method. Gains or losses are recognized when such investments are derecognized, impaired, or amortized.

d. Available-for-sale financial assets

Available-for-sale financial assets include assets that are available for sale and all other non-derivative financial assets that do not fit into any of the three categories of financial assets mentioned above. Available-for-sale financial assets are measured at fair value. All changes in fair value, except impairment losses and foreign exchange rate losses for monetary financial assets, are recognized directly in equity until the asset is derecognized. When the financial asset is derecognized, the cumulative gain or loss that was previously recognized in equity is recognized in profit or loss in the income statement.

e. Derivative financial assets held for hedging purpose

Derivative financial assets held for hedging purpose are those that are designated as effective hedging instrument under hedge accounting. On subsequent measurement, derivative financial assets held for hedging purpose are carried at fair value. The fair value of listed company is closing price and of open-ended fund is net assets value on balance sheet date. The so-called fair value refers to the closing market price for listed equity securities and the net asset value on the balance sheet date for open-ended mutual funds.

f. Financial assets carried at cost

Financial assets carried at cost are those with fair values that can not be reliably measured and are traded in non- active market without public price, and derivative financial instruments linked to and completed by the financial assets. On subsequent measurement, financial assets carried at cost are measured at cost.

(3) The subsequent measurement for financial liabilities is measured at amortized cost. For financial liabilities at fair value through profit or loss and derivatives financial liabilities, the fair value is applied for measurement. For linked derivative financial liabilities that are traded in non-active market without reliable fair value, cost method is applied for measurement. The financial liabilities that are designated as hedging instruments should be accounted for under hedge accounting.

5. **Derecognition of Financial assets and liabilities**

(1) All or part of a financial asset is derecognized when the contractual rights that compose the asset expire. When all or part of a financial asset is transferred and contractual rights that composes the asset is given up, the cash flow received from the clearing house within a certain limit is treated as sale. When the transfer of financial asset does not qualify as lost of contractual rights, then such transfer of asset is recognized as guaranteed loan. Reacquiring rights of such assets will no longer be accounted as derivative financial assets.

(2) All or part of a financial liability is derecognized when the obligation specified in the contract binding the financial liability is either discharged, cancelled or expired. Where there has been an exchange between an existing borrower of debt instruments and the Company with substantially different terms, or there has been a substantial modification of the terms of an existing financial liability, then the transaction is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Any gain or loss from extinguishment of the original financial liability is recognized in the income statement.

6. **Allowance for doubtful accounts**

The allowance for doubtful accounts is provided based on the collectibility and aging analysis of notes and accounts receivable and other receivables.

7. **Inventories**

Fuel inventories are physically measured by the crew of each ship and reported back to the Head Office through telegraph for recording purpose at year-end. Valuation of inventories is based on the exchange rate prevailing at the end of the fiscal year.

8. **Long-term equity investments accounted for by the equity method**

(1) The equity method is applied where the Company holds more than 20% of the voting shares and can exercise significant influence over the investees. The difference between the investment cost and the stocks' net worth is amortized over five years on a straight-line basis. Effective from January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5 "Long-term Investments in Equity Securities", the difference between initial investments and the stocks' net worth is no longer amortized. The amortized amount can not be reversed. The unamortized amount which the investment cost is greater than the stock's net worth should be recognized as goodwill, the unamortized amount which the investment cost is less than the stock's net worth should be recognized as deferred liability. Any additional difference is recognized in accordance with the guidelines related to amortization of acquisition cost, as stated in the SFAS No. 25. "Business Combination-Purchase Price Accounting". The unrealized revenue which occurred between the Company and its investee or occurred between investees in the period should be eliminated. For investee companies in which the Company holds more than 50% of voting shares, not only the equity method should be applied for the valuation of subsidiaries, but also the consolidated financial statement should be prepared.

(2) Foreign currency denominated financial statements of overseas subsidiaries and investees are translated into New Taiwan dollars in accordance with the Statement of Financial Accounting Standards (SFAS) No. 14, "Accounting for Foreign Currency Transactions and Translation of Foreign Financial Statements". The translation differences are recorded as "cumulative translation adjustments" under stockholders' equity.

(3) The accompanying consolidated financial statements are prepared in accordance with the SFAS No. 7 "Consolidated Financial Statements". Investee companies of which the Company holds more than 50% voting shares of an investee or the Company holds less than 50% voting shares of an investee, but has the controlling power over the investee lies such investee should be included in the consolidated financial statement.

9. Property, plant and equipment

(1) Property, plant and equipment are stated at cost plus capitalized interest and less accumulated depreciation and impairment. Expenditures incurred on major improvements or renewals that will increase the efficiency or prolong the useful lives of the assets are capitalized. Other expenditures related to regular maintenance and repairs are expensed as incurred. Gains or losses on disposal of property, plant and equipment are credited or charged to non-operating income in the year of disposal.

(2) Depreciation is calculated on a straight-line basis according to the respective assets' useful lives regulated by the Authority plus one year for salvage value.

(3) For ships and equipment that are still in use after expiration of their useful life, depreciation is provided based on the original method and the reassessed useful life and salvage value. For other assets that are still in use after expiration of their useful life, depreciation is provided based on the original method to the extent that the salvage value falls below $3,000. Where impairment loss is recognized, property, plant and equipment shall be depreciated over their remaining useful life based on their carrying value adjusted for the impairment loss.

10. Asset impairment

(1) Pursuant to SFAS No. 35, the Company assesses indicators for impairment for all its assets within the scope of SFAS No. 35 on each balance sheet date. If impairment indicators exist, the Company shall then compare the carrying amount with the recoverable amount of the assets or the cash-generating unit ("CGU") and write down the carrying amount to the recoverable amount where applicable. Recoverable amount is defined as the higher of fair values less costs to sell and the values in use. For previously recognized losses, the Company shall assess, on each balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have decreased. If there is any such indication, the Company is required to recalculate the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Company shall reverse the impairment loss to the extent that the carrying amount after the reversal would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the assets in prior years. Impairment loss (reversal) is classified as non-operating losses/(income).

(2) The Company assesses the financial assets whether there is any objective evidence of impairment for all financial assets within the scope of SFAS No. 35 on each balance sheet date. Impairment calculation and recognition for financial assets with different valuation model is as follows:

a. Financial assets carried at amortized cost

When there is an objective evidence of impairment for financial assets carried at amortized cost, the impairment value is measured as the difference between the carrying amount and the present value of the expected future cash flows discounted at the original effective rate. The carrying amount of the financial assets is reduced through an allowance account, and impairment loss is recognized as profit or loss for the period. If, in a subsequent period, the amount of the impairment loss decreases, and the amount of the impairment loss is clearly due to on event occurring after the initial recognition of impairment, the previously recognized impairment loss can be reversed through allowance account. However, the carrying value of financial assets shouldn't be greater than the amortized cost of unrecognized impairment after reverse. The reversed amount should be recognized in the income statement.

b. Financial assets accounted for by the cost method

When there is an objective evidence of impairment for investments in unquoted equity instruments, the impairment loss is recognized as loss for the period. The amount for impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated cash flows discounted at the financial asset's effective interest rate at the time. Reversal of impairment loss recognized is not allowed for these assets.

c. Available-for-sale financial assets

When there is an objective evidence of impairment for available-for-sale financial assets, the cumulative net loss that had been recognized from equity is removed and recognized in profit or loss for the period. The amount to be recognized for impairment is the difference between the acquisition cost (minus principal recovered and any adjustments to amortization) and the current fair value or the recoverable amount with further deduction of the remaining amount of such financial assets after impairment loss has been deducted. If, in a subsequent period, the amount of the impairment loss decreases, such deduction in the amount of impairment loss for available-for-sale equity instruments can not be recognized in the income statement, but rather as adjustments in equity. However, if the subsequent decrease in the amount of the impairment loss is clearly due to an event occurring after the initial recognition of impairment, the previously recognized impairment loss can be reversed through profit or loss.

11. Deferred charges

Deferred charges refer to the expenses incurred on the use of decoration, issuance of corporate bonds, computer software and cable installation. The charges are amortized on a straight-line basis over five years for the use of decoration and the issuing period for corporate bond issuance with the rest being amortized over 2-3 years.

12. Convertible bonds

(1) Pursuant to the newly issued SFAS No.36 "Disclosure and Presentation for financial Instruments", the equity component of the compound financial instrument that issued before the effective date (January 1, 2006) should not be separated from such compound instrument. In accordance with guideline stated in the Letter Chi-Mi-Tze No.78 (95) issued by the Accounting Research and Development Foundation, the embedded derivative instrument that is not composed by equity should be separated with the main contract after judgment, the issuer does not have to separate the derivative component, but must continuously recognize interest compensation and premium or discount. The Company used same accounting method for corporate bonds issued before January 1, 2006. The difference between the issue price and face value of convertible corporate bonds is accounted for as premium or discount which is required to be amortized over the period from the date of issuance to maturity date in accordance with the interest method. Premium or discount on convertible corporate bonds with redemption options is required to be amortized over the period from the date of issuance to the expiry date of the redemption right. The excess of the redemption price over the face value of the convertible bonds is recognized as liability on interest compensation under the interest method during the period from the date of issuance to the expiry date of the redemption right.

(2) Conversion of convertible bonds is accounted for by the book value method. The unamortized premium or discount, issuance cost, accrued interest payable, interest payable by the bondholders, liability on interest compensation and the face value of the bonds are netted on the date of conversion, and the resulting net amount is reversed accordingly. The excess of the net amount over the par value of the converted stock is recorded as capital surplus.

(3) Where the bondholders do not exercise the redemption option before it expires, the interest compensation is amortized according to the interest method over the period from the date following the expiry date of the redemption option to the maturity date of the bonds. Where the market price of the stocks that can be converted from the convertible bonds on the expiry date of the redemption option exceeds the redemption price, the interest compensation recognized is reclassified to capital surplus.

13. Pensions

(1) The Company's pension plan applies to all permanent employees. For the first fifteen years of service, two points are rewarded for each year of service. For service period exceeding 15 years, one point is rewarded for each additional year of service with a maximum of 45 points allowed. Pensions paid upon retirement are based on the service period and the average monthly salary of the year prior to the approval of retirement. The Company's staff retirement and relief scheme has been revised several times and was approved by the Taipei City Government. The main purpose of the revision is to allow the employees transferred to related companies to apply for pensions as retired employees.

(2) Pursuant to the letter (91) Fu-Lao-2-Tze 09132271100 issued by the Taipei City Government on May 22, 2002 and the letter (91) Cai-Pei-Kuo-Shui-Shen-1-Tze 091003376 issued by the Taipei National Tax Administration Ministry of Finance (TNTA) on May 31, 2002, the Company revised the contribution rate for pension fund from 10.76% of the total monthly salary to 8.25% starting from March 2002. Pursuant to the letter (92) Bei-Shi-Lao-2-Tze 09232103200 issued by the Taipei City Government and the letter (92) Cai-Pei-Kuo-Shui-Shen-1-Tze 0920046375 issued by the TNTA on May 13, 2003, the contribution rate for pension fund was revised again from 8.25% of the total monthly salary to 9.6% starting from April 2003. The pension fund is deposited with the Central Trust of China in an exclusive account.

(3) The Labor Pension Act ("the Act"), which adopts a defined contribution scheme, takes effect from July 1, 2005. In accordance with the Act, employees of the Company may elect to be subject to either the Act, and maintain their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees subject to the Act, the Company shall make monthly contributions to the employees' individual pension accounts on a basis no less than 6% of the employees' monthly wages.

(4) In according with the SFAS No.18, "Accounting for Pension", the Company has recognized pension costs based on the actuarial report since 1995 Under the defined benefit pension scheme, net periodic pension cost was contributed according to the actuarial report, which includes current service cost, interest cost, expected rate of return on plan assets, and amortization of unrecognized net transition assets. The part of accumulated benefit obligation which exceeds fair value of pension fund was recorded as minimum pension liability on the balance sheet. Unrecognized net transition assets and net benefit obligation are amortized on a straight-line basis over 15 years. Prior service cost and gain or loss is amortized by average remaining service period on a straight-line basis. While preparing interim financial statements, the amount of minimum pension liability was adjusted by the difference between net periodic pension cost and contribution. Under the defined benefit pension scheme, contribution is recognized in the year when the expenditures are incurred. The amount of the minimum pension liability does not have to be re-evaluated.

14. Revenue recognition

Recognition of revenues is accounted for in accordance with the SFAS No. 32, "Accounting for Revenue Recognition".

15. Income taxes

(1) Projected income tax is estimated based on the expected taxable income for the current year. Difference between the estimated tax and the actual tax paid is recorded as an adjustment to income tax expense for the current year. An additional 10% tax is levied on unappropriated retained earnings, which is recorded as income tax expense for the year when the tax is levied.

(2) Inter-period and intra-period income taxes are allocated in accordance with the SFAS No. 22, "Accounting for Income Taxes". Income tax effects arising from taxable temporary differences are recognized as deferred income tax liabilities. Income tax effects arising from deductible temporary differences, loss carryforwards and income tax credits are recognized as deferred income tax assets and a valuation allowance is provided based on the expected realizability of the deferred income tax assets. In accordance to the "Stature of Income Basic Tax Amount " effective from January 1, 2006, the estimated basic tax amount payable in the future is considered by the Company in evaluating the realizability of deferred income tax assets.

(3) Income tax credits are accounted for in accordance with the SFAS No. 12, "Accounting for Income Tax Credits" and are recognized in the year when the related expenditures are incurred.

16. **Basic (diluted) earnings per share**

Basic earnings per share are calculated based on the net income (loss) attributed to common stockholders and the weighted-average number of common shares outstanding during the period. Any capital increase (reduction) through cash injection (withdrawal), treasury stock transactions or other factors that would cause a change in the number of outstanding shares are incorporated in the calculation on a weighted-average basis according to the circulation period. Adjustments are made retroactively to the weighted-average number of outstanding shares if there is any increase (decrease) in the number of outstanding shares which does not result in changes in the stockholders' percentage of equity interest. Where the effective dates of the above-mentioned events fall between the balance sheet date and the issue date of the financial statements, retroactive adjustments are also required. For the purpose of calculating diluted earnings per share, it is assumed that the convertible bonds are converted into the common stock on the date of issuance of the bonds, and the weighted-average number of outstanding shares is adjusted for the dilutive effects of the convertible bonds.

17. **Foreign currency transactions**

(1) Exchange of foreign currency transaction

Transactions of non-derivative financial instruments denominated in foreign currencies are recorded at the amount of New Taiwan dollars translated using the exchange rate on the date of the transaction. Any profit or loss incurred due to different exchange rate applied at the time of the actual exchange or settlement is recognized in the income for the current period. The carrying amounts of foreign currency denominated assets and liabilities on the balance sheet date are translated at the exchange rate on that date. In addition, any resulting foreign exchange rate profits or losses are recognized in the income for the current period. However, for equity instruments classified under available-for-sale financial assets, foreign exchange rate profit or loss is recognized as adjustments in equity. Equity instruments accounted for by the cost method is measured at the historical exchange rate on the transaction date. For foreign currency denominated long term investments which are accounted for by the equity method, the measurement is based on the equity reported in the financial statements of the investee companies prepared in foreign currencies adjusted for translations. Foreign exchange rate profit or loss is then recognized as changes in cumulative translation adjustments under equity.

(2) Currency translated basis for foreigner subsidiaries

The foreign currency financial statement of the subsidiaries accounted for under the equity method are translated into New Taiwan dollars. All assets and liabilities are translated by the exchange rate on balance sheet date. Except for the beginning retained earnings which is translated by the exchange rate on the end of prior year, the rest of accounts in equity are translated by the historical rate. The accounts in income statement are translated by the average exchange rate. The difference between the translated amount and the initial cost is recorded as "cumulative translation adjustment" under stockholders' equity.

18. **Derivative financial instruments and hedge trading**

(1) Oil swap and interest rate swap are utilized to hedge against fluctuations in interest rates and oil prices. The initial recognization and subsequent valuation of derivative financial instruments are carried at fair value. The assets should be recognized for positive fair values, the liabilities should be recognized for negative fair value.

(2) The changes in fair value of derivatives are recognized in the income statement when such instrument does not qualify for hedge accounting.

Hedge relationship is classified into following three categories:

a. Fair value hedges: to mitigate the risk of changes in the fair value of an recognized asset or liability or unrecognized commitment.

b. Cash flow hedges: to mitigate the risk of volatility in cash flow. The volatility is attributable to a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction that might affect profit or loss.

c. Hedge of net investment in a foreign operation: to mitigate the risk of the exchange rate fluctuations associated with net investment in a foreign operation.

The Company used cash flow hedge to avoid the exchange risk arising from existing commitments.

(3) The hedging relationship, hedging management and hedging strategy should be documented at the beginning of a designated hedge. The hedge instruments, related hedge items or transactions and identification of hedged risk, and the method for measuring the hedge effectiveness, should be documented. The Company expected that the hedge could offset the volatility of fair value and cash flow during the period under hedge. The Company also assesses the effectiveness of hedge, and makes sure the hedge is highly effective during the period.

(4) In the case where the hedge trading met the criteria of hedge accounting, the accounting for hedging is set forth bellow:

a. Fair value hedge

The fair value hedge is used to mitigate the risk of a fair value change of the recognized assets or liabilities, unrecognized commitment, or designated part of such items, which could arise from certain specific risk and affect income. In a fair value hedge, the gain or loss on the hedged items arising from hedged risks are recognized in the income statement. The gain or loss of derivative financial instrument that is measured at fair value on the subsequent measurement is also recognized in the income statement.

For the fair value hedge associated with hedged items that are initially measured at amortized cost, the adjustment is amortized under effective interest method by the budging period and recognized in the income statement. The amortization begins ether when the adjustment is recognized or when hedge accounting ceased to apply.

For the unrecognized commitment that is designated as a hedge item, the cumulative fair value changes due to hedged risk are classified as assets or liabilities and recognized in the income statement.

The Company discontinues hedge accounting when the hedging instrument is settled, sold, terminated or exercised, no longer qualify for hedge doesn't meet the criteria of hedge relationship, or when the Company decides to revoke the designation.

b. Cash flow hedge

Cash flow hedge avoids risk of volatility in cash flow arising from specific risks associated with recognized assets or liabilities, or highly expected transaction which will affect income statement. The gain or loss that is attributable to effective hedge is recognized in equity directly and that is attributable to ineffective hedge is recognized in income statement.

In the case where the expected transaction being hedged is likely to result in the recognition of financial assets or financial liabilities, the gain or loss previously recognized directly as adjustments in equity is to be transferred to income statement as profit or loss in the period when such assets or liabilities affect net income. In other case where the expected transaction under hedge is likely to result in the recognition of non-financial assets or non-financial liabilities, the gain or loss previously recognized directly as adjustments in equity for such hedging instrument is now treated as valuation adjustments to the book value of such assets or liabilities.

When the occurrence of the expected transaction is deemed unlikely, the accumulated profit or loss previously recognized as adjustments in equity is to be recognized as profit or loss for the period. When hedging instruments are matured, sold, terminated or executed, or when the Company cancelled designated hedging instruments under initial recognition, the accumulated amount previously recognized directly as adjustments in equity is to remain in equity as adjustment item when such expected transaction do occur. However, when such expected transaction is not likely to occur, the accumulated amount should be recognized in current income.

c. Hedge of net investment in a foreign operation

Accounting for hedge of net investment in a foreign operation is similar to accounting for cash flow hedge. The hedge instruments are recognized directly in equity when deemed effective and recognized in the income statement when deemed ineffective. Cumulative gains or losses that recognized as adjustment in equity is transferred to income statement upon disposal of foreign operation.

C. CHANGES IN ACCOUNTING PRINCIPLES

1. Effective from January 1, 2006, the financial instruments of the Company adopt the Statement of Financial Accounting Standards (SFAS) No. 34, "Accounting for Financial Instruments" and SFAS No. 36, "Presentation and Disclosure for Financial Instruments". All financial instruments on hand as of the effective date are recognized according to the followings:

(1) Transaction which was designated as a hedge prior to the effective date

For designated hedge transaction prior to the effective date which does not qualify for conditions of an effective hedge accounting is no longer applicable since the effective date. No retroactive adjustments is required for prior year accounting and relative SFAS is to be complied with.

(2) Accounting for derivative instruments

The Company recognizes all derivative financial instruments as either assets or liabilities at fair value. With the exception of those designated as hedging instruments, the difference between the carrying value and the fair value of all derivative financial instruments are recognized as cumulative effect of changes in accounting principles.

(3) Accounting for financial instruments at fair value through profit or loss and amortized cost

The Company reclassified its financial assets and financial liabilities at fair value and amortized cost according to appropriated categories as of the effective date and measured each at fair value and amortized cost, respectively. Difference between the carrying value and the fair value of the financial instruments at fair value through profit or loss which is to be measure at fair value is recognized as cumulative effect of changes in accounting principles. Difference between the carrying value and the fair value of the financial instruments either measured at amortized cost or classified under the available-for-sale financial instruments, and the derivatives which are associated with cash flow hedge or net investment hedge for foreign operation are recognized directly in equity.

(4) Accounting for cash flow hedge

The Company reclassified the deferred income and loss incurred for cash flow hedge before the effective date that still qualify for conditions of an effective hedge since effective date to adjustment item in equity.

(5) Accounting for the non-monetary assets denominated in foreign currency

The Company revalue the costs of its non-monetary assets denominated in foreign currencies originally carried at costs using the prevailing exchange rate at the trade date. Cumulative loss originally recognized in equity is then transferred among accounts of other financial assets.

The effects of the above changes in accounting principle on the financial statements of the Company for the year ended December 31, 2006 are set forth as follows:

	Recognized as Cumulative Effect of Changes in Accounting Principles		Recognized as Adjustments in Equity	
	Pre tax	After tax	Pre tax	After tax
Financial assets at fair value through profit or loss-current	$81,120	$74,891	$-	$-
Derivative financial assets held for hedging-current	-	-	169,983	127,487
Available-for-sale financial assets -non current	-	-	72,213	72,213
Held- to- maturity financial assets-non current	-	-	3,799	2,849
Debt investment with no active market-non current	-	-	(367)	(367)
Financial liabilities at fair value through profit or loss-current	(228,665)	(171,499)	-	-
Derivative financial liabilities held for hedging-non current	-	-	(75,574)	(56,681)
Financial liabilities accounted for by the cost method -non current	-	-	(9,004)	(9,004)
Total	$(147,545)	$(96,608)	$161,050	$136,497
Effects to EPS: (In dollars)				
Basic EPS	$(0.05)	$(0.03)		
Diluted EPS	$(0.05)	$(0.03)		

2. In accordance with the rule stipulated in the ARDF's Letter (94) Chi-Mi-Tze No.016, the Company adopted the SFAS No.34 in preparation of the comparative financial statements effective from January 1, 2006. Certain accounts in the financial statement for the year ended December 31, 2005 have been reclassified relative to the accounts in the financial statement for the year ended December 31, 2006; however, no restatement is mandatory. If different measurement is used for similar accounts for the two comparative periods, difference should be explained in notes to the financial statements. When there is difficulty in doing so, pro forma information for prior years needs not to be listed. The Company's use of different accounting policies for measuring financial instruments for the years ended 2006 and 2005 are summarized as follows:

(1) Short-term investments

Short-term investments are initially stated at cost determined by the moving weighted-average method and restated at the lower of cost or market value method on the balance sheet date. The market value of listed equity securities is determined by the average closing prices in the last month of the accounting period. The market values for foreign stocks and domestic open-end mutual funds are determined by their closing prices and the net worth per share on the balance sheet date, respectively. Any loss on declines in market value is recorded as current non-operating loss. The loss on the decline in market value or gain on the market price recovery is recorded as current non-operating loss or income. Stock dividends received are accounted for as an increase in the number of shares held rather than investment income, and the average cost per share is recomputed accordingly on a weighted-average basis.

(2) Long-term equity investments accounted for by the cost method

a. Long-term equity investments are stated at historical cost and revalued at the end of the fiscal year. For the investee companies of which the Company holds less than 20% of the voting shares or over which the Company cannot exercise significant influence, the lower of cost or market value method is applied when the investees are listed companies. The unrealized loss resulting from the decline in market value of such investments is charged to stockholders' equity. If the investees are non-listed companies, the cost method is applied. When the loss in investment value is permanent and the possibility of a recovery in value is remote, the book value is adjusted and an investment loss is recognized accordingly.

b. Long-term investments which was denominated in foreign currency and recorded under cost method were translated by current exchange rate on the balance sheet date. If the translated amount was less than the cost of acquisition, the difference were recorded as "cumulative translation adjustment" under stockholder's equity, if the translated amount was greater than the cost of acquisition, the original cost is retained as the carrying amount.

(3) Derivative financial instruments

Disclosure of derivative financial instruments is accounted for in accordance with the SFAS No. 27, "Disclosure of Financial Instruments". The derivative financial instruments undertaken by the Company and the related accounting policies are summarized below:

a. Options

Premiums received for options written are recorded as a liability, whereas those paid for options bought are recorded as an asset. When the options are exercised, the premiums are reversed, and the gains or losses arising from the exercise of the option contracts are credited or charged to current income. The options that are outstanding or remain unexercised on the balance sheet date are revalued based on their market prices on that date, and the resulting gains or losses are credited or charged to current income.

b. Interest rate swaps

Interest rate swaps undertaken for risk hedging purposes are recorded in the memorandum account on the contract date. The interest received or paid upon each settlement, or accrued on the balance sheet date, is recorded as an adjustment to current interest income or expense.

c. Cross currency swaps

Cross currency swap contracts are undertaken for meeting the financing demand in different currencies. Such contracts are accounted for by the difference between the interest received or paid upon each settlement and recorded as adjustments to foreign exchange gain or loss for the period.

d. Forward exchange contracts

Forward exchange contracts undertaken to hedge the exchange rate risk arising from foreign currency denominated receivables and payables are recorded at the spot rate on the contract date, and the difference between the spot rate and the contract rate is amortized over the contract period. On the balance sheet date, the contracts are restated based on the spot rate prevailing on that date, and the resulting exchange difference is credited or charged to current foreign exchange gain or loss. The exchange differences arising from the settlement of the contracts are also credited or charged to current foreign exchange gain or loss. For the forward exchange contracts utilized to hedge exchange rate risk arising from foreign operating branches' net investments, the exchange difference is recorded as cumulative translation adjustment under stockholders' equity.

e. Oil swaps

Oil swap contracts are undertaken to hedge the risks of fluctuations in oil prices. The amount received or paid on the settlement date is credited or charged to current fuel expense.

Certain accounts in the financial statements as of and for the year ended December 31, 2005 have been reclassified to conform to the classifications prescribed by the "Guidelines for Preparation of Financial Reports by Securities Issuers" and the newly released and revised SFAS. The reclassifications are summarized as follows:

	December 31, 2005	
	Before Reclassification	After Reclassification
Balance sheet		
Assets:		
Cash and Cash equivalent	$4,701,240	$4,781,240
Short-term investment, net	4,402,881	-
Other financial assets, net-current	613,203	-
Long-term investment under the cost method	2,681,112	-
Long-term bonds investment	12,581	-
Financial assets at fair value through profit or loss-current	-	4,915,612
Held-to-maturity financial assets-current	-	20,472
Available-for-sale financial assets-non current	-	498,145
Financial assets carried at cost-non current	-	2,182,967
Debt investment with no active market- non current	-	12,581
Liabilities		
Financial liabilities at fair value through profits or loss-current	-	33,175
Other current liabilities	414,524	381,349

	For year ended 2005	
	Before Reclassification	After Reclassification
Income Statement		
Non-operating income		
Gain on disposal of investments	$200,281	$-
Foreign exchange gain	42,462	98,278
Interest income	134,141	125,649
Gain on valuation of financial assets	-	180,780
Non-operating loss		
Interest expense	465,553	451,518
Other investment loss	28,343	1,300
Loss on disposal of investments	-	238
Loss on valuation of financial liabilities	-	70,051
Others	22,170	20,982

3. The difference between initial investment and the net worth of investees equity for long-term investment under equity method was amortized on a straight line basis over 5 years. Pursuant to the newly revised SFAS No.5, "Accounting for Long-Term investment in Equity Securities" effective from January 1, 2006, such difference is recognized in accordance with the guidelines related to amortization of acquisition costs, as stated in the SFAS No.25 "Business combination-Purchase Price Accounting". Difference attributable to goodwill is no longer allowed to be amortized. Such changes in accounting principles have no effect on net income and EPS for the year ended December 31, 2006.

D. DETAILS OF SIGNIFICANT ACCOUNTS

1. Cash and cash equivalents

	December 31, 2006	December 31, 2005
Cash	$8,910	$88,689
Checking account deposits	35,092	46,323
Demand deposits	8,145	8,379
Foreign currency deposits	671,175	1,071,828
Time deposits (New Taiwan dollars)	1,357,800	47,825
Time deposits (foreign currencies)	1,393,096	3,547,651
Cash equivalent - reverse repurchase bonds	-	80,000
Add: Unrealized foreign exchange loss	(21,685)	(109,455)
Net	$3,452,533	$4,781,240

(1) The interest rates on the above time deposits for the years ended December 31, 2006 and 2005 ranged from 0.24% to 5.41%, and 1.40% to 4.34%, respectively.

(2) The interest rate on the reverse repurchase bonds for the year ended December 31, 2005 was 1.40%.

2. **Financial assets at fair value through income statement**

	December 31, 2006	December 31, 2005
Financial assets held for trading		
Bonds investment	$13,948	$60,587
Equity securities	94,081	263,660
Beneficiary certificate	2,728,287	4,026,665
Interest rate swap (IRS)	34,179	-
Cross Currency swap (CCS)	2,942	-
Structural financial instrument	444,402	589,754
Equity-linked financial instrument	-	30,000
Subtotal	3,317,839	4,970,666
Less: Valuation adjustment	(50,906)	(55,054)
Net	$3,368,745	$4,915,612

(1) Effective from January 1, 2006, above financial assets are reclassified as financial assets held for trading. Under the SFAS No.34 "Accounting for financial instrument", the fair value recognition method resulted in a favorable cumulative effect of changes in accounting principle of 74,891 thousand (after tax) which is included in the net income for the year ended December 31, 2006.

(2) As of December 31, 2006 and 2005, the financial assets resulted from outstanding interest rate swaps are set forth below：

In thousand dollars

December 31, 2006			December 31, 2005		
Contract Period	Notional Amount	Carrying Value	Contract period	Notional Amount	Carrying Value
08.27.03~08.27.07	USD5,000	$5,239	08.27.03~08.27.07	USD5,000	$-
05.28.04~09.16.07	USD2,700	1,882	05.26.04~09.16.07	USD5,000	-
05.07.04~05.07.07	USD10,000	-	05.07.04~05.07.07	USD10,000	-
08.27.03~08.27.07	USD7,500	7,862	03.16.04~03.16.09	USD10,000	-
03.18.05~03.18.09	USD10,000	5,381	05.07.04~05.07.07	USD10,000	-
05.07.04~05.07.07	USD10,000	2,586	08.27.03~08.27.07	USD7,500	-
03.16.05~03.16.09	USD15,000	6,755	03.16.04~03.16.09	USD15,000	-
07.02.04~07.02.09	USD25,000	4,474	-	-	-
Total		$34,179			$-

(3) As of December 31, 2006 and 2005, the financial assets resulted from outstanding currency exchanges swaps are set forth below：

In thousand dollars

December 31, 2006			December 31, 2005		
Contract Period	Notional Amount	Carrying Value	Contract period	Notional Amount	Carrying Value
08.06~02.07	USD3,000	$800	-	-	$-
08.06~03.07	USD3,000	1,289	-	-	-
09.06~09.07	USD3,000	205	-	-	-
09.06~03.07	USD3,000	648	-	-	-
Total		$2,942			$-

(4) As of December 31, 2006 and 2005, the contracts of structural financial instrument and equity linked notes are set forth below:

In thousand dollars

	December 31, 2006		December 31, 2005	
	Notional Amount	Carrying Value	Notional Amount	Carrying Value
Structural financial instruments	USD12,000/ NTD50,000	$441,406	USD16,500/ NTD50,000	$583,356
Equity linked notes	-	-	NTD30,000	29,848
Total		$441,406		$613,204

(5) As of December 31, 2006 and 2005, certain financial instruments were pledged as collaterals for issuance of commercial papers. Please refer to Note F for details.

3. Held -to- maturity financial assets-current

	December 31, 2006	December 31, 2005
Bond investments due within one year	$-	$20,472

For details regarding the above mentioned bond investments due within one year, please refer to Note D.10.

4. Derivative financial assets held for hedging-current

	December 31, 2006			December 31, 2005		
	Contract Period	Notional tons	Carrying Value	Contract Period	Notional tons	Carrying Value
Oil Swap	09.06-02.09	5,000	$1,864	05.05-06.07	5,000	$-
〃	-	-	-	10.05-03.06	23,077	-
〃	-	-	-	05.05-06.07	5,000	-
〃	-	-	-	05.05-06.07	5,000	-
〃	-	-	-	06.05-09.07	5,000	-
〃 .	-	-	-	04.06-03.08	5,000	-
〃	-	-	-	05.05-06.07	5,000	-
〃	-	-	-	06.05-09.07	5,000	-
〃	-	-	-	01.06-12.07	10,000	-
Total			$1,,864			$-

(1) Effective from January 1, 2006, the Company recorded those that qualify as effective hedging instrument under the SFAS No.34 " Accounting for Financial Instruments" at fair value which resulted in a favorable unrealized gain of 127,487 thousand(after tax) to be carried under equity and not to be included in the net income for the year ended December 31, 2006.

(2) For details on risk management and hedging strategy of the above oil swap, please refer to Note 10.

5. **Accounts receivable, net**

	December 31, 2006	December 31, 2005
Non-related parties	$1,311,501	$2,437,056
Less: unrealized foreign exchange loss	(1,422)	(35,633)
Less: allowance for doubtful accounts	(1,577)	(1,577)
Subtotal	1,308,502	2,399,846
Related parties	158,589	108,333
Net	$1,467,091	$2,508,179

6. **Other receivables**

	December 31, 2006	December 31, 2005
Non-related parties		
Accrued income	$4,707	$1,571
Tax refund receivable	13,593	40,700
Accounts receivable from disposal of investment	284,985	-
Accounts receivable from disposal of property, plant and equipment	616,459	-
Current portion of long-term installment receivables	275,422	70,827
Others	93,164	135,000
Subtotal	1,288,330	248,098
Related parties	78,582	32,611
Total	$1,366,912	$280,709

Please refer to Note D12 for details regarding the current portion of long-term installment receivables.

7. **Other financial assets - current, net**

	December 31, 2006	December 31, 2005
Future transaction margin	$106,083	$-

8. **Inventories**

	December 31, 2006	December 31, 2005
Fuel	$419,850	$645,904

9. **Other current assets**

	December 31, 2006	December 31, 2005
Agency accounts	$3,444,303	$2,629,171
Agency reciprocal accounts	34,464	25,705
Temporary debits	100,672	32,999
Total	$3,579,439	$2,687,875

(1) Agency accounts

The Company has entered into agreements with foreign agents to deal with the port formalities related to foreign ports such as arrival and departure of ships, cargo loading, discharging and forwarding, collection of freight and payment of expenses incurred with foreign ports. The above transactions are booked in the agency accounts.

(2) Agency reciprocal accounts

The Company has been appointed by Evergreen International S.A., Greencompass Marine S.A., Italia Marittima S.P.A. and Hatsu Marine Limited as their agent to pay the petty cash required by their vessels, crew salaries and insurance premiums in Taiwan. The above transactions are booked in the agency reciprocal accounts.

10. Long-term investments

	December 31, 2006	December 31, 2005
Available-for-sale financial assets- non current	$625,488	$498,145
Financial assets carried at cost-non current	2,195,805	2,182,967
Debt investment with no active market- non current	11,131	12,581
Long-term equity investment accounted for by the equity method	57,941,523	58,638,028
Other long-term investment	312	312
Total	$60,774,259	$61,332,033

(1) Financial assets in available-for-sale-non current：

	December 31, 2006		December 31, 2005	
	Amount	Ownership (%)	Amount	Ownership (%)
Central Reinsurance Corp.	$490,801	8.45	$490,801	8.45
Fubon Financial Holding Co., Ltd.	7,344	0.04	7,344	0.04
Subtotal	498,145		498,145	
Plus: valuation adjustment	127,343		-	
Total	$625,488		$498,145	

a. Effective from January 1,2006, the Company restated above financial assets as available-for-sale financial assets-non-current at fair value according to the SFAS No.34 " Accounting for Financial Instruments" which resulted in a favorable unrealized gain of 72,213 thousand (after tax) to be carried under equity and not to be included in the net income for the year ended December 31, 2006.

b. The Company's Board of directors passed a resolution for the Company to inject additional cash into Central Reinsurance Company as a shareholder on August 25, 2005. The Company subscribed 5,584 thousand shares at $11.5 per share with total amount $64,220 thousand. After cash injection, the percentage of shareholding in Central Reinsurance Company increased to 8.45%.

c. As of December 31, 2006 and 2005, none of above financial assets has been pledged as collateral.

(2) Held-to-maturity financial assets-non current

	December 31, 2006			
	Face Value	Period	Interest rate (%)	Amount
Container Terminal Development Bonds	KRW750,000 thousand dollars	11.26.99~11.26.06	8.00	$-
Plus: Unrealized exchange gain				-
Total				-
Less: due within one year				-
Due over one year				$-

	December 31, 2005			
	Face Value	Period	Interest rate (%)	Amount
Container Terminal Development Bonds	KRW 750,000 thousand dollars	11.26.99~11.26.06	8.00	$20,472
Plus: Unrealized exchange gain				-
Total				20,472
Less: due within one year				(20,472)
Due over one year				$-

a. Effective from January 1, 2006, the Company restated above financial assets as held-to- maturity financial assets-non-current which were adjusted at the prevailing exchange rate on effective date under the SFAS No.34 " Accounting for Financial Instruments". Such adjustment resulted in a favorable unrealized gain of 2,849 thousand (after tax) which is to be carried under equity and not to be included in the net income for the year ended December 31, 2006.

b. As of December 31, 2006 and 2005, none of the above financial assets have been pledged as collateral.

(3) Financial assets carried at cost-non current:

	December 31, 2006		December 31, 2005	
	Amount	Ownership (%)	Amount	Ownership (%)
Non-listed Securities				
TopLogis Inc.	$22,100	17.48	$-	-
Power World Fund Inc	18,011	5.68	27,273	5.68
Fubon Securities Finance Co., Ltd.	190,322	4.93	190,322	4.93
Linden Technologies, Inc.	15,372	2.53	15,372	2.53
Taiwan HSR Consortium	1,250,000	2.51	1,250,000	2.53
Taiwan Fixed Network Co., Ltd.	700,000	1.08	700,000	1.08
Well Long Information Co., Ltd.	-	0.14	-	0.14
Total	$2,195,805		$2,182,967	

a. In the second quarter of 2005, the Company assessed a decline in value of the investment in Well Long Information Co., Ltd., and that the investment cost could not be recovered. As a result, a realized investment loss of $1,300 thousand was recognized based on the carrying value and recorded under non-operating expenses - other investment loss.

b. In July 2006 and 2005, Power World Fund Inc.(PWF), reduced its capital. The conversion rate on the capital reduction was 339.3 and 454.5 shares for every 1,000 old shares held, and the amount returned to the stockholders was $10 (par value) per share. As a result of the capital reduction, the proceeds received by the Company based on its proportionate equity interest in PWF were $9,261 thousand and $22,727 thousand, and the carrying amount of the Company's investment in PWF was written down by $9,261 thousand and $22,727 thousand. No gain and loss has incurred.

c. On October 4, 2006, the Company's Board of Directors passed a resolution to participate in the issuance of common stocks for cash by Top Logis Inc. and acquired 962 thousand common shares and 1,502 thousand preferred shares at $2.01 and US0.4 per share, respectively; adding up to a total investment of $22,100 thousand which is recorded under financial assets carried at cost.

d. As of December 31, 2006 and 2005, none of the above financial assets has been pledged as collateral.

(4) Debt investment with no active market:

Item	Period	Coupon rate	December 31, 2006	December 31, 2005
Convertible Bond—Tuntex	03.10.05~ 03.10.13	0%	$9,686	$12,581
(Thailand) Public Company Limited				
Plus: unrealized exchange gain			1,445	-
Total			$11,131	$12,581

a. In 1997, the Company purchased USD180 thousand of the convertible bonds issued by Tuntex (Thailand) Public Company Limited. As Tuntex encountered financial difficulties, it defaulted at maturity of the bonds. Accordingly, the Company fully recognized the losses on the bonds in 2001. Tuntex subsequently filed an application to the court for corporate restructuring and reached a consensus with the creditors to reissue the above-mentioned bonds. The convertible bonds allocated to the Company were recorded at their face value of THB15,737 thousand (NT$12,581 thousand), and the Company recognized $12,581 thousand income under "non-operating income - others" for the year ended December 31, 2005.

b. Effective from January 1, 2006, the Company reclassified above financial assets as Bonds investment with no active market-non-current which was also restated at amortized cost and adjusted by the prevailing exchange rate on the effective date under the SFAS No.34 " Accounting for Financial Instruments". Such adjustment resulted in an unfavorable unrealized loss of $367 thousand (after tax) which is be carried under equity and not to be included in the net income for the year ended December 31, 2006.

c. For above stock conversion right of convertible bonds, please refer to Note D.19.

d. As of December 31, 2006 and 2005, none of above financial asset has been pledged as collateral.

(5) Long-term investment under equity method:

	December 31, 2006		December 31, 2005	
	Amount	Ownership (%)	Amount	Ownership (%)
Peony Investment S.A.	$40,739,478	100.00	$41,434,463	100.00
Taiwan Terminal Service Co., Ltd.	78,938	55.00	72,714	55.00
Charng Yang Development Co., Ltd.	434,098	40.00	401,997	40.00
Evergreen International Storage and Transport Corporation	7,553,108	39.74	7,548,310	39.74
Evergreen Security Corporation	48,385	31.25	40,827	31.25
EVA Airways Co.	8,937,289	19.37	8,982,435	20.43
Taipei Port Container Terminal Corporation	150,227	20.00	153,219	20.00
Toplogis Technology Corporation	-	-	4,063	25.00
Total	$57,941,523		$58,638,028	

a. The initial cost of investments and investment gain (or loss) recognized for equity accounted investees of the Company is listed as follows:

	December 31, 2006		December 31, 2005	
	Initial Cost	Gain (Loss)	Initial Cost	Gain (Loss)
Peony Investment S.A.	$15,502,739	$(1,875,250)	$15,502,739	$6,879,847
Taiwan Terminal Service Co., Ltd.	55,000	16,345	55,000	(1,368)
Charng Yang Development Co., Ltd.	320,000	32,101	320,000	27,886
Evergreen International Storage and Transport Corporation	4,753,514	255,496	4,753,514	517,375
Evergreen Security Corporation	25,000	7,558	25,000	6,895
EVA Airways Co.	9,267,879	(346,678)	8,569,973	259,284
Taipei Port Container Terminal Corporation	160,000	(2,993)	160,000	(1,776)
Toplogis Technology Corporation	-	(1,809)	10,000	(4,746)
Total	$30,084,132	$(1,915,230)	$29,296,226	$7,683,397

b. The investment income recognized for the above investees accounted for under the equity method was based on their financial statements audited by independent auditors for the corresponding periods except for Taiwan Terminal Service Co., Ltd., Evergreen International Storage and Transport Corporation and Taipei Port Container Terminal Corporation. For the year ended December 31, 2006 and 2005, investment loss of $1,915,230 thousand and investment income of $7,683,397 thousand were recognized, respectively.

c. On March 1, 2006, the Company's Board of Directors passed a resolution for the Company to inject additional cash in EVA Airways Co., as a shareholder. The Company subscribed 58,159 thousand shares at $12 per share amounting to $697,906 thousand. The ownership decreased to 19.37% after additional cash injection. Therefore, the retained earnings decreases by $14,511 thousand.

d. On October 4, 2006, the Company's Board of Directors passed a resolution to sell all shares holdings of Toplogis Technology Corporation at $2.1 per share. With a disposition price of $2,100 thousands and a carrying value of $2,254 thousands, the Company incurred an investment loss of 154 thousands.

e. As of December 31, 2006 and 2005, none of above long-term equity investment was pledged or collateralized.

(6) Other long-term investment

	December 31, 2006	December 31, 2005
The membership fee and service charges paid to Marshall golf country club	$312	$312

11. Property, plant and equipment, net

	December 31, 2006		
	Cost	Accumulated Depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,511,958	381,256	1,130,702
Loading/discharging equipment	4,426,531	2,908,671	1,517,860
Computer equipment	136,763	82,355	54,408
Transportation equipment	13,785,118	11,293,404	2,491,714
Ships and equipment	5,770,086	3,919,591	1,850,495
Dock facilities	531,633	-	531,633
Office equipment	212,439	148,046	64,393
Subtotal	28,373,387	18,733,323	9,640,064
Prepayments for equipment	8,111	-	8,111
Total	$28,381,498	$18,733,323	$9,648,175

	December 31, 2005		
	Cost	Accumulated Depreciation	Balance
Land	$1,998,859	$-	$1,998,859
Buildings	1,511,958	351,503	1,160,455
Loading/discharging equipment	3,616,970	2,617,335	999,635
Computer equipment	116,851	58,278	58,573
Transportation equipment	16,697,252	13,917,239	2,780,013
Ships and equipment	9,877,935	9,647,057	230,878
Dock facilities	625,223	-	625,223
Office equipment	210,927	142,045	68,882
Subtotal	34,655,975	26,733,457	7,922,518
Prepayments for equipment	359,802	-	359,802
Total	$35,015,777	$26,733,457	$8,282,320

(1) Please refer to Note E for details of the transactions on property, plant and equipment with related parties and Note F for details of the assets pledged as collaterals.

(2) All the aforementioned ships and equipment have been insured based on the market value of each vessel or the requirement of the creditor banks. As of December 31, 2006 and 2005, the insurance coverage amounted to USD72,500 thousand and USD57,500 thousand, respectively. In addition, the ships were covered by the protection and indemnity insurance with GARD. The indemnity amounts were unlimited except for oil pollution which were limited to USD 8 billion for the year ended December 31, 2006 and 2005.

(3) The Company's loading/discharging equipment has been covered by the general insurance for construction machinery with insurance coverage amounting to $2,160,186 thousand and $1,238,667 thousand as of December 31, 2006 and 2005, respectively. The fire insurance coverage for office equipment was $1,395,539 thousand and $1,438,964 thousand as of December 31, 2006 and 2005, respectively. Container facilities were insured with full coverage amounting to USD265,608 thousand and USD489,093 thousand as of December 31, 2006 and 2005, respectively.

(4) The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Pier No. 116 of Kaohsiung Harbor. The Company is entitled to use the pier free of charge for 16 years commencing from the date of completion. At expiration of the 16-year period, the Company is obliged to return the pier to the Bureau but has the priority to lease the pier. The construction project was reclassified to dock facilities upon its completion on January 1, 1992, and is amortized on a straight-line basis over 16 years with the amortization charged to loading/discharging expenses.

(5) The Company entered into a construction agreement with Kaohsiung Harbor Bureau to complete the extension project of Piers No. 79~81 of Kaohsiung Harbor. The Company is entitled to use the piers free of charge for 10 years commencing from the date of completion. At expiration of the 10-year period, the Company is obliged to return the piers to the Bureau but has the priority to lease the piers. The construction project was reclassified to dock facilities upon its completion in the beginning of 2000, and is amortized on a straight-line basis over 10 years with the amortization charged to loading/discharging expenses.

12. Long-term installment receivables

	December 31, 2006	December 31, 2005
Receivables from sales of vessels	$371,367	$446,329
Less: Unrealized foreign exchange loss	(21,451)	(24,281)
Total	349,916	422,048
Less: Current portion	(275,422)	(70,827)
Long-term installment receivables, net	$74,494	$351,221

(1) The above installment receivables derived from the four vessels, GLEE, GLOW, GRUP and GALT sold in 2001 and 2002 with a total price of USD54,648 thousand. The interest charged on the receivables is LIBOR (London InterBank Offered Rate) plus 1.5%. As of December 31, 2006 and 2005, the accrued amount of the receivables was USD10,737 thousand and USD12,902 thousand, respectively.

(2) As of December 31, 2006, details of the above long-term installment receivables that were to be collected in the following years are as follow (expressed in thousand dollars):

Expiration	Amount
Within 1 year	USD 8,451
1~2 years	1,143
2~3 years	1,143
Total	USD 10,737

13. Short-term debt

	December 31, 2006		December 31, 2005	
Item	Interest Rate (%)	Amount	Interest Rate (%)	Amount
New Taiwan dollars	1.69~1.73	$834,000	1.46~1.53	$1,800,000

As the above short-term loans were all credit loans, none of them was secured with collaterals.

14. Short-term bills payable

December 31, 2006: None.

	December 31, 2005		
	Promise or acceptance organization	Contract Period	Amount
Commerical Papers	International Bills Finance Corp.	12.27.05~01.10.06	$200,000
〃	Taiwan Bills Finance Corp.	12.27.05~01.10.06	200,000
〃	China Bills Finance Corp.	12.23.05~01.10.06	200,000
〃	Chinatrust Bills Finance Corp.	12.27.05~01.10.06	200,000
Total			800,000
Less: Unamortized discounts			(245)
Net			$799,755

a. As of December 31, 2006 and 2005, certain short-term investments were pledged as collaterals for issuance of commercial papers. Please refer to Note F for details.

b. The interest rate range on the above commercial papers was 1.18%~1.35% for the year ended December 31, 2005.

15. Financial liabilities at fair value through income statement - current

Financial liabilities for trading:

	December 31, 2006			December 31, 2005		
	Contract Period	Notional Amount/ Unit (ton)	Carrying Value	Contract Period	Notional Amount/ Unit (ton)	Carrying Value
IRS	07.23.02~ 07.23.07	NTD125,000	$856	07.23.02~ 07.23.07	NTD250,000	$-
〃	11.18.03~ 11.18.08	USD20,000	193	11.18.03~ 11.18.08	USD20,000	-
〃	07.17.03~ 07.17.08	NTD500,000	23,754	07.17.03~ 07.17.08	NTD500,000	-
〃	08.19.03~ 08.19.08	NTD500,000	3,838	08.19.03~ 08.19.08	NTD500,000	-
〃	-	-	-	08.27.02~ 06.27.07	NTD160,000	-
〃	-	-	-	06.30.04~ 07.02.09	USD25,000	-
〃	-	-	-	04.26.05~ 04.26.100	USD25,000	-
〃	-	-	-	05.05.05~ 05.05.100	USD25,000	-
Subtotal			28,641			-

	December 31, 2006			December 31, 2005		
	Contract Period	Notional Amount/ Unit (ton)	Carrying Value	Contract Period	Notional Amount/ Unit (ton)	Carrying Value
Oil Swap	02.05~06.07	10,000	-	-	-	-
〃	04.05~06.07	5,000	-	-	-	
〃	08.06~01.09	7,692	109,738	-	-	
〃	01.07~06.09	7,692	76,784	-	-	-
Subtotal			186,522			-
FX Option	05.05.04~ 05.07.09	EUR30,000	27,431	09.25.01~ 12.13.06	JPY1,920,000	132
〃	08.25.03~ 12.12.11	USD716,000	206,810	01.02.04~ 05.07.09	EUR25,000	24,816
〃	-	-	-	10.04.01~ 08.27.07	USD23,235	8,227
Subtotal			234,241			33,175
CCS	04.03~03.07	USD6,250	7,195	09.03~03.07	USD9,375	-
〃	04.03~03.07	USD2,500	2,775	09.03~03.07	USD3,750	-
〃	12.06~12.07	USD12,000	4,852	-	-	-
Subtotal			14,822			-
Total			$464,226			$33,175

(1) Effective from January 1, 2006, the Company carried above financial instrument at fair value under the SFAS No.34 " Accounting for Financial Instruments" resulting in a unfavorable cumulative effects of changes in accounting principle of $171,499 thousand (after tax) and be included in the net income for the year ended December 31, 2006.

(2) The disclosure of interest rate risk, credit risk and fair values for the above derivative financial liabilities, please refer to Note J.

16. Derivative financial liabilities held for hedging-current

	December 31, 2006			December 31, 2005		
	Contract Period	Notional Amount/ Unit (ton)	Carrying Value	Contract Period	Notional Amount/ Unit (ton)	Carrying Value
Oil Swap	09.06~02.09	5,000	$84,462	01.06~12.07	5,000	$-
〃	09.06~02.09	5,000	95,153	01.04~09.06	10,000	-
〃	11.06~04.09	5,000	46,705	04.05~09.08	10,000	-
〃	11.06~04.09	5,000	25,449	07.04~06.07	5,000	-
〃	-	-	-	04.05~09.08	5,000	-
〃	-	-	-	01.06~12.07	10,000	-
〃	-	-	-	09.04~10.06	5,000	-
Total			$251,769			$-

The disclosure of interest rate risk, credit risk and fair values for the above derivative financial liabilities, please refer to Note J.

17. Accrued expenses

	December 31, 2006	December 31, 2005
Accrued expenses	$154,972	$189,976
Estimated accrued expenses	3,732,252	2,568,550
Less: Unrealized foreign exchange gain	(7,522)	(24,102)
Total	$3,879,702	$2,734,424

The estimated accrued expenses represent the estimation of the expenses to be incurred with the foreign agents and on the agency services rendered by the Company to the foreign marine transportation companies. The estimated accrued expenses as of December 31, 2005 were $2,544,448 thousand of which $2,165,779 thousand was reversed as of December 31, 2006, constituting 85.12% of the estimated amount. The estimated accrued expenses as of December 31, 2004 were $3,241,837 thousand of which $2,631,650 thousand was reversed as of December 31, 2005, constituting 81.18% of the estimated amount.

18. Long-term liabilities due within one year

	December 31, 2006	December 31, 2005
Corporate bonds payable	$4,134,400	$1,500,000
Long-term bank loans	1,340,000	2,798,000
Total	$5,474,400	$4,298,000

In accordance with guidelines stipulated in the letter (95) Chi-Mi-Tze No.290 issued by the Accounting Research and Development Foundation, the Company classified convertible bonds with valid put options as current liabilities. As put options expires, the Company reclassifies convertible bonds according to each maturity dates.

19. Derivative financial liabilities for hedging-non current

	December 31, 2006			December 31, 2005		
	Contract period	Notional amount	Carrying value	Contract period	Notional amount	Carrying value
IRS	06.03.03~ 06.03.08	NTD300,000	$6,926	06.03.03~ 12.03.08	NTD300,000	$-
〃	06.05.03~ 06.05.08	NTD200,000	4,624	06.03.03~ 12.05.08	NTD200,000	-
〃	08.27.02~ 06.27.07	NTD80,000	394	-	-	-
Total			$11,944			$-

(1) Effective from January 1, 2006, the Company recorded those that qualify as effective hedging instrument under the SFAS No.34 " Accounting for Financial Instruments" at fair value which resulted in an unfavorable loss of $56,681 thousand (after tax) to be carried under equity and not to be included in the net income for the year ended December 31,2006.

(2) The disclosure of interest rate risk, credit risk and fair value for the above derivative financial liabilities, please refer to Note J.

20. Financial liabilities carried at cost-non current

	Item	Conversion date	December 31, 2006	December 31, 2005
Stock conversion right	Tuntex (Thailand) Public Company Limited	03.10.13	$9,004	$-

Above financial liability is the embedded stock conversion right obtained by the Company through acquisition of convertible corporate bond issued by the Tuntex (Thailand) Public Company Limited (the TUNTEX) during the first quarter of 2005. As stated in the terms of the agreement, the TUNTEX can choose either to pay back by cash at face value of corporate bonds (THB15,737 thousand dollars) or convert to stock on the maturity date. On initial acquisition, such transaction was not recorded separately; however, in according with the SFAS No.34 "Accounting for financial instruments" effective from January 1, 2006, the initial acquisition amount of convertible bonds were to be discounted at the effective interest rate, resulting in a present value of THB 11,263 thousand (conversion into NTD 9,004 thousand dollars). As a result, a unfavorable unrealized loss $9,004 thousand dollars(after tax) was recognized in equity, not included in the net income for the year ended December 31, 2006, and subsequently measured at cost with historical exchange rate.

21. Corporate bonds payable

	December 31, 2006	December 31, 2005
Eighth secured corporate bonds	$-	$1,500,000
Ninth secured corporate bonds	1,000,000	1,000,000
Tenth secured corporate bonds	1,500,000	1,500,000
Eleventh secured corporate bonds	1,500,000	1,500,000
First unsecured convertible bonds	1,634,400	1,634,400
Second unsecured convertible bonds	1,481,800	1,864,300
Add: Accrued interest compensation	9,614	6,339
Subtotal	7,125,814	9,005,039
Less: Current portion	(4,134,400)	(1,500,000)
Non-current portion	$2,991,414	$7,505,039

(1) Please refer to Schedules 1 ~ 3 for details of the terms on the above corporate bonds.

(2) On January 12, 2004, the Company issued its first unsecured domestic convertible bonds (hereinafter referred to as the "Bonds") at face value, totaling $4 billion. The major terms on the issuance are set forth below.

a. Period: 5 years (January 12, 2004 to January 11, 2009).

b. Coupon rate: 0% per annum.

c. Principal repayment and interest payment

Unless the Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Bonds is to be repaid in lump sum by cash at maturity based on the face value of the Bonds.

d. Collaterals

The Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the bondholders to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e. Redemption of the Company's option

(a) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to 50% or above the conversion price in effect for a period of 30 consecutive trading days, the Company may redeem 100% of the outstanding bonds in cash at the redemption price calculated based on the predetermined yield rate on redemption within 30 trading days after the above-mentioned 30 consecutive trading days. The yield rate on redemption is 0.20% per annum during the period from 3 months to 3 years after the Bonds' issuance. During the period from 3 years after the Bonds' issuance to 40 days before the maturity of the Bonds, the Bonds are redeemable at their face value.

(b) During the period from 3 months after the issuance of the Bonds to 40 days before the maturity of the Bonds, if the total amount of the Bonds outstanding after the conversion by the bondholders is less than $400 million (10% of the total issued amount), the Company may redeem the outstanding bonds in cash in accordance with the terms stated in Paragraph a. above.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f. Redemption of the bondholders' option

During the period from 30 days before the 3-year maturity of Bond to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value plus interest compensation (i.e. 100.60% of the face value with a yield rate of 0.20% per annum).

g. Terms on conversion

(a) Conversion period

The bondholders may convert the Bonds into the Company's common stock during the period from 3 months after the Bonds are issued to 10 days before the maturity of the Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price is the lower of the three average closing prices of the Company's common stock during the 10, 15 and 20 trading days before October 3, 2003 multiplied by 115%. If any cash or stock dividends are distributed before October 3, 2003, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Bonds was set at $28.60. On December 31, 2006, the adjusted conversion price was $21.85.

h. Others

(a) Entitlement to cash dividends

The bondholders who request to convert the Bonds on a date which is more than 3 trading days before the announcement of cash dividends are entitled to the cash dividends resolved by the stockholders in the current year.

The bondholders who request to convert the Bonds 3 trading days before the announcement of cash dividends or later are not entitled to the cash dividends resolved by the stockholders in the current year, but are entitled to the cash dividends resolved by the stockholders in the following year.

(b) The affiliated companies of the Company may subscribe the Bonds, but do not have the right to convert the Bonds into the Company's common stock.

(3) On September 6, 2004, the Company issued its second unsecured domestic convertible bonds (hereinafter referred to as the "Second Bonds") at face value, totaling $4.5 billion. The major terms on the issuance are set forth below.

a. Period: 5 years (September 6, 2004 to September 5, 2009).

b. Coupon rate: 0% per annum.

c. Principal repayment and interest payment

Unless the Second Bonds are redeemed, repurchased, resold, converted or deregistered before maturity, or other events occur due to regulatory reasons, the principal of the Second Bonds is to be repaid in lump sum by cash at maturity based on the face value of the Second Bonds.

d. Collaterals

The Second Bonds are unsecured. However, if the Company subsequently issues other convertible bonds secured with collaterals, the rights of the holders of the Second Bonds to claim their credits and the collaterals are set at the same rank as the holders of the convertible bonds issued subsequently.

e. Redemption of the Company's option

(a) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the closing price of the Company's common stock at the Taiwan Stock Exchange is equal to 50% or above of the conversion price in effect for a period of 30 consecutive trading days, the Company may redeem the outstanding bonds in cash at the face value of the Second Bonds within 30 trading days after the above-mentioned 30 consecutive trading days.

(b) During the period from 3 months after the Second Bonds are issued to 40 days before the maturity of the Second Bonds, if the total amount of the Second Bonds outstanding after the conversion by the bondholders is less than $450 million (10% of the total issued amount), the Company may redeem the outstanding bonds at their face value any time during the 40 days before the maturity of the Second Bonds.

(c) When the Company issues its redemption notice, if the bondholders do not reply before the effective redemption date, the Company may convert the bonds held by those bondholders into common stock at the conversion price in effect at the expiration of the notice period.

f. Redemption of the bondholders' option

During the period from 30 days before the 3.5-year maturity of Bond to the date of maturity, the bondholders may require the Company to redeem their bonds in cash at the face value.

g. Terms on conversion

(a) Conversion period

The bondholders may convert the Second Bonds into the Company's common stock during the period from 1 month after the Second Bonds are issued to 10 days before the maturity of the second Bonds.

The bondholders are prohibited from exercising their conversion right during the period from 3 trading days before the announcement of cash or stock dividends to the date of distribution of the cash or stock dividends.

(b) Conversion price

The conversion price can be any of the three average closing prices of the Company's common stock during the 1, 3 and 5 trading days before August 24, 2004 multiplied by 103%. If any cash or stock dividends are distributed before August 24, 2004, the closing price used in the computation of the conversion price must be adjusted for the effect of the dividend distribution. If any cash or stock dividends are distributed during the period from the date on which the conversion price is set to the date on which the Second Bonds are converted, the conversion price is required to be adjusted in accordance with the adjusting formula specified in the bond agreement. The conversion price at the issuance of the Second Bonds was set at $28.50. On December 31, 2006, the adjusted conversion price was $18.27.

h. Entitlement to cash dividends

The bondholders who request to convert the Second Bonds during the period from January 1 of the current year to any date which is more than 3 trading days before the announcement of cash or stock dividends are entitled to the cash or stock dividends resolved by the stockholders in the current year. Conversion of the Second Bonds is prohibited during the period from 3 trading days before the announcement of cash or stock dividends to the ex-dividend date.

The bondholders who request to convert the Second Bonds during the period from the date following the ex-dividend date to December 31 of the current year are not entitled to the cash or stock dividends resolved by the stockholders in the current year, but are entitled to the cash or stock dividends resolved by the stockholders in the following year.

22. Long-term debt

Long-term bank loans:

Creditor	Type	Period	December 31, 2006	December 31, 2005
Bank of Taiwan	Secured	12.17.02 - 08.06.07	$-	$396,000
〃	〃	10.27.05 - 01.25.06	-	500,000
〃	〃	06.30.06 - 06.30.09	1,333,333	-
〃	Uns ecured	05.27.02 - 05.27.07	-	375,000
〃	〃	09.29.06 - 09.29.09	2,000,000	-
The Export-Import Bank of the Republic of China	〃	08.27.02 - 08.27.07	80,000	160,000
Bank of East Asia	〃	02.27.03 - 02.27.09	-	150,000
〃	〃	01.23.06 - 01.23.09	300,000	-
Calyon Corporate and Investment Bank	〃	06.06.03 - 06.06.08	500,000	500,000
First Commercial Bank	〃	12.23.05 - 06.27.08	-	1,500,000
〃	〃	08.23.06 - 06.27.08	1,000,000	-
Industrial Bank of Taiwan	〃	11.11.03 - 11.11.07	60,000	180,000
Taishin International Bank	〃	07.26.06 - 07.26.111	300,000	-
〃	〃	12.28.06 - 07.26.111	750,000	-
Taipei Fubon Bank	〃	11.16.06 - 05.18.111	200,000	-
〃	〃	12.28.06 - 05.18.111	750,000	-
Cathay United Bank	〃	12.22.06 - 12.22 111	20,000	-
Total			7,293,333	3,761,000
Less: Current portion			(1,340,000)	(2,798,000)
Non-current portion			$5,953,333	$963,000

The interest rate range on the above long-term bank loans was 2.18%~2.3747% and 0.518%~4.515% for the year ended December 31, 2006 and 2005, respectively. Please refer to Note F for details of the collaterals pledged for the above long-term loans.

23. Pension Liabilities

(1) The pension costs comprise the following:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Service cost	$104,448	$124,724
Interest cost	30,404	33,437
Expected return on plan assets	(15,125)	(12,567)
Deferred amortization		
Unrecognized net transition obligation	20,076	20,076
Prior service cost	1,607	1,607
Unrecognized loss on plan assets	18,045	35,595
Net pension costs	$159,455	$202,872

(2) The Company's pension fund is deposited in an exclusive account with Central Trust of China. Reconciliation of the funded status of the plan to the carrying amount of accrued pension liability is as follows:

	December 31, 2006	December 31, 2005
Benefit obligations		
Vested benefit obligation (VBO)	$(229,225)	$(187,653)
Non-vested benefit obligation	(871,778)	(684,696)
Accumulated benefit obligation (ABO)	(1,101,003)	(872,349)
Effects of future salary increments	(114,620)	(63,171)
Projected benefit obligation (PBO)	(1,215,623)	(935,520)
Fair value of plan assets	498,058	465,398
Funded status	(717,565)	(470,122)
Unrecognized net transition obligation	80,306	100,383
Unamortized prior service cost	22,502	24,109
Unrecognized loss on plan assets	507,130	310,091
Additional accrued pension liability	(495,318)	(371,412)
Accrued pension liability	$(602,945)	$(406,951)

(3) Actuarial assumptions

	December 31, 2006	December 31, 2005
Discount rate	3.25%	3.00%
Increase in future salary level	1.50%	1.50%
Expected rate of return on plan assets	3.25%	3.00%

24. Capital stock

(1) As of December 31, 2006 and 2005, the authorized capital of the Company was $36,000,000 thousand and $33,000,000 thousand, and the paid-in capital was $29,159,293 thousand and $27,075,246 thousand, divided into 2,915,929 thousand and 2,707,525 thousand shares of common stocks, respectively, with a par value of $10 per share.

(2) On June 23, 2006, the Company's stockholders resolved to increase capital by capitalizing $1,907,617 thousand of retained earnings. Accordingly, 190,762 thousand new shares were issued with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $29,159,293 thousand. The above capital increase was approved by the Financial Supervisory Commission of Executive Yuan on July 12, 2006 as per the Letter Jin-Kuan-Zheng-(1)-Zi No. 0950130032 with the effective capital increase date set on August 20, 2006.

(3) On June 23, 2005, the Company's stockholders resolved to increase capital by capitalizing $2,461,386 thousand of retained earnings. Accordingly, 246,139 thousand new shares were issued with a par value of $10 per share. The Company's capital stock after the capital increase amounted to $27,075,246 thousand. The above capital increase was approved by the Financial Supervisory Commission of Executive Yuan on July 20, 2005 as per the Letter Jin-Kuan-Zheng-(1)-Zi No. 0940129447 with the effective capital increase date set on August 26, 2005.

(4) Details of the common stock converted from the unsecured domestic convertible bonds issued by the Company for the year ended December 31, 2006 and 2005 are set forth below:

	Year Ended December 31, 2006		Year Ended December 31, 2005	
	No. of Shares (in '000)	Amount	No. of Shares (in '000)	Amount
First unsecured convertible bonds	-	$-	20,211	$202,111
Second unsecured convertible bonds	17,643	176,430	15,233	152,324
Total	17,643	$176,430	35,444	$354,435

25. Capital surplus

Under the Company Law, capital surplus arising from share issue premium and endowments received can be capitalized when the Company does not incur losses, provided that the annual amount capitalized cannot exceed 10% of the Company's paid-in capital. The remainder can only be used to offset losses. Additionally, pursuant to the Securities and Exchange Law and the Company Law, capitalization of the capital surplus is not allowed until the following year after the capital surplus is registered. Moreover, capital surplus cannot be used to make up losses unless the legal reserve is insufficient to cover the losses.

26. Appropriation of retained earnings and dividend policy

(1) The sections of the Company's Articles of Incorporation that are applicable to the appropriation of the 2005 and 2004 earnings are as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company should first make provision for income tax, and make up the losses from prior years, then appropriate 10% of the residual amount as legal reserve. Dividends should be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees should be at least 1% of the total distributed amount and the remuneration paid to the directors and supervisors should not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. To facilitate future expansion plans, distributed to stockholders are in the form of both cash and stocks with proportions at 0%~50% and 100%~50%, respectively. To maintain the Company's earnings per share at a certain level and in consideration of the impact of stock dividends on the Company's financial performance, the proportions of cash and estimated earnings per share for the year in which the dividends are distributed decrease by more than 20%, compared to prior year. The Company also could adjust the cash and stock dividends with proportions at 100%~50% and 0%~50% based on the financial situation, respectively.

(2) The Company's board of stockholders resolved to amend the company's policy of dividends and distribution of earnings (effective from 2006) on June 23, 2006. The newly revised policies are set as follows:

According to Article 26 of the Company's Articles of Incorporation, if there is any profit for a fiscal year, the Company should first make provision for income tax, and make up the losses from prior years, then appropriate 10% of the residual amount as legal reserve. Dividends should be proposed by the Board of Directors and resolved by the stockholders. Bonuses paid to employees should be at least 0.5% of the total distributed amount and the remuneration paid to the directors and supervisors should not exceed 5% of the total distributed amount. The Company is currently at the stable growth stage. In order to facilitate future expansion plans, dividends to stockholders are distributed mutually in forms of both cash and stocks with the basic principle that the ratio of cash dividends to total stock dividends not lower than 10%.

(3) Legal reserve

Pursuant to the Company Law, the Company is required to set aside 10% of its annual after-tax net income as legal reserve until the balance of such reserve equals the Company's paid-in capital. Utilization of the legal reserve is limited to offsetting deficits and capital increase. Appropriation of the legal reserve as cash dividends is prohibited.

(4) Special reserve

If there are any negative stockholders' equity items recorded by the Company, such as unrealized loss on the decline in market value of long-term equity investments and cumulative translation adjustments, the Company is required to set aside an amount equal to the amount of the negative stockholders' equity items to the special reserve from the after-tax net income. If the negative stockholders' equity items are subsequently reversed, an amount not exceeding the reversed amount can be appropriated from the special reserve.

(5) Appropriation of the 2005 and 2004 earnings as resolved by the stockholders on June 23, 2006 and June 23, 2005, respectively, is set forth below:

	Appropriated Earnings		Dividend Per Share (in dollars)	
	2005	2004	2005	2004
Cash dividends to common stockholders	$4,905,302	$4,922,772	$1.80	$2.00
Stock dividends to common stockholders	1,907,617	2,461,386	0.70	1.00
Cash bonus to employees	70,000	80,000		
Remuneration to directors and supervisors	60,400	43,800		

Appropriation of the 2005 and 2004 earnings were calculated by the following formula. After distributing the bonus to employees and the remuneration to directors and supervisors, the after-tax basic earning per share for 2005 and 2004 decreased to $4.19 from $4.23 and to $4.76 from $4.81, respectively.

Formula : $\frac{\text{After-tax net income} - \text{Cash bonus to employees} - \text{Remuneration to directors and supervisors}}{\text{Weighted-average number of outstanding shares(After retroactive adjustment)}}$

2005 =(12,223,911 thousand dollars－70,000 thousand dollars–60,400 thousand dollars)/ 2,886,869thousand shares=$4.19

2004 =(12,084,669 thousand dollars–80,000 thousand dollars–43,800 thousand dollars)/ 2,512,726thousand shares =$4.76

(6) Information relating to the appropriation of the Company's 2006 earnings as proposed by the Board of Directors and resolved by the stockholders in 2007 is published on the "Market Observation Post System" at the website of the Taiwan Stock Exchange.

27. Operating revenues

	Year Ended December 31, 2006	Year Ended December 31, 2005
Marine freight income	$31,219,805	$39,415,004
Ship rental income	1,926,377	1,931,446
Commission income and Agency service income	312,383	273,482
Others	404,833	355,604
Total	$33,863,398	$41,975,536

28. Expenses relating to employment, depreciation , depletion, and amortization

Expenses relating to employment, depreciation , depletion and amortization for the years ended December 31, 2006 and 2005 disclosed by function are as follows:

	Year Ended December 31, 2006		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$418,388	$814,606	$1,232,994
Labor and health insurance	20,076	53,494	73,570
Pension	70,800	101,711	172,511
Others	26,713	31,073	57,786
Total	$535,977	$1,000,884	$1,536,861
Depreciation	$328,464	$1,180,109	$1,508,573
Depletion	$-	$-	$-
Amortization	$206,436	$48,592	$255,028

	Year Ended December 31, 2005		
	Operating Costs	Operating Expenses	Total
Employment			
Salaries and wages	$524,414	$1,018,211	$1,542,625
Labor and health insurance	19,527	45,251	64,778
Pension	82,126	112,080	194,206
Others	31,257	31,626	62,883
Total	$657,324	$1,207,168	$1,864,492
Depreciation	$230,879	$892,601	$1,123,480
Depletion	$-	$-	$-
Amortization	$186,275	$61,386	$247,661

29. Income taxes

(1) The income taxes comprise the following:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Income tax expense - current period	$888,919	$1,753,544
Add: 10% tax on unappropriated retained earnings	406,741	-
Tax-exempt investment income	(69,150)	(44,323)
Separate income tax expense	111	2,532
Adjustments for changes in tax estimates	815	(582)
Net change in deferred income tax liabilities /assets	(1,202,216)	730,708
Income tax interest from cumulative effects of changes in accounting principle	50,937	-
Income tax effects arising from equity adjustments	64,513	-
Income tax expense	$140,670	$2,441,879

(2) Deferred income tax assets and liabilities

	December 31, 2006	December 31, 2005
a. Total deferred income tax liabilities	$(1,508,960)	$(2,288,339)
b. Total deferred income tax assets	$468,188	$44,554
c. Valuation allowance for deferred income tax Assets	$(1,122)	$(325)
d. Temporary differences resulting in deferred income tax assets or liabilities:		
Equity-accounted investment income	$(5,983,895)	$(9,039,180)
Foreign dividends	3,742	2,779
Unrealized foreign exchange gain	-	(114,177)
Unrealized foreign exchange loss	16,282	130,654
Unrealized investment loss	1,300	1,300
Unrealized expenses and losses	3,188	7,945
Pension expense	107,627	35,539
Bad Debts	786	-
Loss on valuation of financial assets	(50,081)	-
Loss on valuation of financial liabilities	431,511	-
Gain on valuation of financial assets for hedging	(1,864)	-
Loss on valuation of financial liabilities for hedging	263,714	-
Deferred income on disposal of shipping equipment	1,044,603	-
e. Deferred income tax assets - current	$113,080	$35,344
Valuation allowance for deferred income tax assets - current	-	-
Deferred income tax assets - current, net	113,080	35,344
Deferred income tax liabilities - current	(12,986)	(7,352)
Net deferred income tax (liabilities) / assets - Current	$100,094	$27,992
f. Deferred income tax assets - non-current	$355,108	$9,210
Valuation allowance for deferred income tax assets - non-current	(1,122)	(325)
Deferred income tax assets - non-current, net	353,986	8,885
Deferred income tax liabilities - non-current	(1,495,974)	(2,280,987)
Net deferred income tax liabilities - non-current	$(1,141,988)	$(2,272,102)

(3) The Company's income tax returns through 2004 have been assessed by National Tax Administration (NTA).

(4) Imputation tax credit

	December 31, 2006	December 31, 2005
Balance of imputation tax credit account (ICA)	$1,605,193	$515,213

	Year Ended December 31,2006	Year Ended December 31,2005
Tax credit rate for individual stockholders	18.14%	11.98%

Since the actual tax credit rate for individual stockholders for the year 2006 is not yet available, the estimated rate is disclosed above; however, the rate disclosed above for the year 2005 is the actual tax credit rate for individual stockholders.

(5) Unappropriated retained earnings

	December 31, 2006	December 31, 2005
1997 and before	$5,570,596	$5,570,596
1998 and onwards	8,850,185	16,618,826
Total	$14,420,781	$22,189,422

30. Earnings per share

(1) Basic earnings per share :

	Year Ended December 31, 2006		Year Ended December 31, 2005	
	Pre-tax	After-tax	Pre-tax	After-tax
Income from continuing operation	$648,858	$508,188	$14,665,790	$12,223,911
Cumulative Effect of changes in Accounting principle	(147,545)	(96,608)	-	-
Net income	$501,313	$411,580	$14,665,790	$12,223,911

	Year Ended December 31, 2006		Year Ended December 31, 2005	
	Pre-tax	After-tax	Pre-tax	After-tax
(In thousand shares)				
Beginning balance of shares outstanding	2,707,525	2,707,525	2,425,942	2,425,942
Capitalization of retained earnings in 2006 (0.07 per share)	190,461	190,461	188,860	188,860
Capitalization of retained earnings in 2005 (0.10 per share)	-	-	245,274	245,274
Common stock converted from convertible bonds	13,341	13,341	26,793	26,793
Weighted-average number of shares outstanding	2,911,327	2,911,327	2,886,869	2,886,869
Basic earnings per share (in dollars)				
Income from continuing operation	$0.22	$0.17	$5.08	$4.23
Cumulative effect of changes in accounting principle	(0.05)	(0.03)	-	-
Net income	$0.17	$0.14	$5.08	$4.23

(2) Diluted earnings per share:

	Year Ended December 31, 2006		Year Ended December 31, 2005	
	Pre-tax	After-tax	Pre-tax	After-tax
Income from continuing operation	$648,858	$508,188	$14,665,790	$12,223,911
Dilutive effect of potential common stock to be converted from unsecured domestic convertible bonds	4,080	3,879	4,197	3,997
Dilutive income from continuing operation	652,938	512,067	14,669,987	12,227,908
Cumulative Effect of changes in accounting principle	(147,545)	(96,608)	-	-
Net income after dilutive effect	$505,393	$415,459	$14,669,987	$12,227,908
(In thousand shares)				
Beginning balance of shares outstanding	2,707,525	2,707,525	2,425,942	2,425,942
Capitalization of retained earnings in 2006 (0.07 per share)	190,461	190,461	188,861	188,861
Capitalization of retained earnings in 2005 (0.10 per share)	-	-	245,273	245,273
Common stock converted from convertible bonds	13,341	13,341	26,793	26,793
Potential common stock to be converted from unsecured domestic convertible bonds	171,422	171,422	199,404	199,404
Weighted-average number of shares outstanding	3,082,749	3,082,749	3,086,273	3,086,273
Diluted earnings per share (in dollars)				
Income from continuing operating	$0.21	$0.16	$4.75	$3.96
Cumulative effect of changes in accounting principle	(0.05)	(0.03)	-	-
Net income	$0.16	$0.13	$4.75	$3.96

E. RELATED PARTY TRANSACTIONS

1. Names of the related parties and their relationship with the Company

Related Party	Relationship with the Company
Evergreen International S.A. (EIS)	Major stockholder of the Company
Taiwan Terminal Services Co., Ltd. (TTSC)	Subsidiary of the Company
Peony Investment S.A. (Peony)	Subsidiary of the Company
Evergreen International Storage and Transport Corporation (EITC)	Investee accounted for by the equity method
EVA Airways Corporation (EVA)	Investee accounted for by the equity method
Evergreen Security Corporation (ESRC)	Investee accounted for by the equity method
Charng Yang Development Co., Ltd. (CYD)	Investee accounted for by the equity method
Evergreen International Corporation (EIC)	Investee of the Company's major stockholder
Evergreen State Transport Co., Ltd. (Evergreen State)	Investee of the Company's major stockholder
Evergreen Star Transport Co., Ltd. (Evergreen Star)	Investee of the Company's major stockholder
Evergreen Airline Service Corporation (EAS)	Investee of the Company's major stockholder
Tai Wha Checker Co., Ltd. (THC)	Indirect subsidiary of the Company (sold in March 2005)

Related Party	Relationship with the Company
Shanghai Pao Long International Container Co., Ltd. (PLIC)	Indirect subsidiary of the Company (sold in April 2005)
Shenzhen Greentrans Transportation Co., Ltd. (SGTC)	Indirect subsidiary of the Company
Vigor Enterprise S.A. (Vigor)	Indirect subsidiary of the Company
Clove Holding Ltd. (Clove)	Indirect subsidiary of the Company
Hatsu Marine Limited (HML)	Indirect subsidiary of the Company
PT. Multi Bina Transport (MBT)	Indirect subsidiary of the Company
PT. Multi Bina Pura International (MBPI)	Indirect subsidiary of the Company
Greencompass Marine S.A. (GMS)	Indirect subsidiary of the Company
Evergreen Heavy Industrial Co., (Malaysia) Sdn. Bhd. (EHIC(M))	Indirect subsidiary of the Company
Shanghai Jifa Logistics Co., Ltd. (SJL)	Investee of Peony
Ningbo Victory Container Co., Ltd. (NVC)	Investee of Peony
Qingdao Evergreen Container Storage and Transportation Co., Ltd. (QECT)	Investee of Peony
Island Equipment LLC. (Island)	Investee of Peony
Whitney Equipment LLC (Whitney)	Investee of Peony
Hemlock Equipment LLC (Hemlock)	Investee of Peony
Taranto Container Terminal S.P.A. (TCT)	Investee of Peony
Italia Marittima S.P.A (ITS)	Investee of Peony
Evergreen Container Terminal (Thailand) (ECTT)	Investee of Peony
Colon Container Terminal S.A. (CCT)	Investee of Peony
PT. Evergreen Marine Indonesia (EMI)	Investee of Peony
Evergreen shipping Agency (Thailand) Co., Ltd. (EGT)	Investee of Peony
Evergreen shipping Agency (Singapore) Pte. Ltd. (EGS)	Investee of Peony
Evergreen Korea Corporation (EGK)	Investee of Peony
Evergreen India Pte. Ltd. (EGI)	Investee of Peony
Gaining Enterprise S.A. (GESA)	Investee of EITC

2. Significant transactions with related parties

(1) Operating revenues from related parties

	Year Ended December 31, 2006		Year Ended December 31, 2005	
	Amount	% of Total Operating Revenues	Amount	% of Total Operating Revenues
EITC	$102,298	0.30	$101,742	0.24
EIC	2,183,110	6.45	1,887	-
EVA	130	-	-	-
TTSC	2,971	0.01	3,214	0.01
ITS	916,617	2.71	640,013	1.52
HML	378,204	1.12	284,850	0.68
GMS	131,974	0.39	115,163	0.28
EIS	90,774	0.26	92,422	0.22
GESA	24,603	0.07	17,879	0.04
Total	$3,830,681	11.31	1,257,170	2.99

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(2) Expenditures on services rendered by related parties

	Year Ended December 31, 2006		Year Ended December 31, 2005	
	Amount	% of Total Operating Costs and Expenses	Amount	% of Total Operating Costs and Expenses
EITC	$908,056	2.96	$1,403,285	3.89
EIC	304,830	0.99	497,692	1.41
TTSC	692,203	2.25	626,034	1.78
THC	-	-	26,546	0.08
Evergreen State	-	-	21,528	0.06
Evergreen Star	-	-	20,356	0.06
ESRC	53,564	0.17	42,935	0.12
EAS	6,879	0.02	8,016	0.02
EVA	10,988	0.04	12,737	0.04
GESA	1,804,413	5.88	1,954,468	5.56
ITS	361,734	1.18	10,075	0.03
HML	717,750	2.34	734,806	2.09
GMS	781,175	2.54	1,045,103	2.97
EIS	119,019	0.39	117,826	0.33
EMI	61,579	0.20	74,091	0.21
EGT	56,119	0.18	84,764	0.24
EGS	45,304	0.15	64,588	0.18
EGK	21,450	0.07	49,816	0.14
EHIC(M)	88	-	-	-
Total	$5,945,151	19.36	$6,794,666	19.21

The terms on the above transactions with related parties are not materially different from those with non-related parties.

(3) Asset transactions

a. Acquisitions of property, plant and equipment

	Items	Year Ended December 31, 2006	Year Ended December 31, 2005
EITC	Ships and equipments-CRWN	$409,986	$-
〃	Ships and equipments-CHRT	397,589	-
〃	Ships and equipments-CNCT	423,852	-
〃	Ships and equipments-CRNA	412,643	-
〃	Ships and equipments-CNCD	415,047	-
ESRC	Office equipment	620	-
EIC	Office equipment	-	19
Total		$2,059,737	$19

(a) In order to coordinate adjustments for routes and fleet of ships, the Company's Board of Director resolved to acquire the Uni-Crown, the Uni-Chart, the Uni-Concert, the Uni-Corona, and the Uni-Concord from related party-EITC, at a total price of USD63,800 thousand. As of December 31, 2006, the transaction was completed in which ships were delivered and payments were made in full.

(b) The EITC is accounted for under equity method. According to the regulation, unrealized gain from the above acquisition should be eliminated proportionally to the percentage of ownership holding. As of December 31, 2006, the unrealized gain amounted to $237,996 thousand and was recorded as deduction in long term investment.

b. Sales of property, plant and equipment

		Year Ended December 31, 2006		Year Ended December 31, 2005	
	Items	Price	Gain on disposal	Price	Gain on disposal
GMS	Ships and equipments-GRTH	$261,480	$233,980	$-	$-
〃	Ships and equipments-GNTL	228,207	209,621	-	-
〃	Ships and equipments-GRDN	228,382	212,207	-	-
〃	Ships and equipments-GIFT	230,300	210,418	-	-
〃	Ships and equipments-GOVN	263,200	234,307	-	-
ITS	Transportation equipment	-	-	1,048	971
EITC	Transportation equipment	-	-	780	686
EVA	Office equipment	-	-	2,645	97
Total		$1,211,569	$1,100,533	$4,473	$1,754

(a) In order to coordinate adjustments for routes and fleet of ships, on March 1, 2006, the Company's board of directors resolved to sell the Ever-Growth, the Ever-Gentle, the Ever-Garden, the Ever-Gifted, and the Ever-Govern to indirect subsidiary-Greencompass Marine S.A. for a total price of USD37,000 thousand. The GRTH, the GNTL, the GRDN, the GIFT, and the GOVN were delivered and full payments were received as of December 31, 2006.

(b) The Company has control power on GMS which is accounted for under equity method. According to the regulation, all unrealized gain from the transaction should be eliminated. As of December 31, 2006, the unrealized gain of $1,044,603 thousand dollars was recorded as other liabilities-deferred debts.

(4) Leases

a. Rental income (recorded as non-operating income) generated from the operating premises and parking lots leased to the related parties are as follows:

		Year Ended December 31, 2006		Year Ended December 31, 2005	
	Lease Property	Amount	% of Total Rental Income	Amount	% of Total Rental Income
EIC	Office buildings	$58,580	92.94	$57,499	97.06
〃	Transportation equipment	1,938	3.07	-	-
EVA	Parking lots	288	0.46	264	0.45
ESRC	Parking lots	240	0.38	168	0.28
Total		$61,046	96.85	$57,931	97.79

b. Rental expenses (recorded as general and administrative expenses) incurred for operating premises and parking lots leased from the related parties are as follows:

	Leasehold Property	Year Ended December 31, 2006 Amount	Year Ended December 31, 2006 % of Total Rental Expenses	Year Ended December 31, 2005 Amount	Year Ended December 31, 2005 % of Total Rental Expenses
EIC	Office buildings	$37,151	93.30	$36,954	90.50
EITC	Office building	1,286	3.23	1,175	2.88
EVA	Parking lots	1,382	3.47	1,227	3.00
Total		$39,819	100.00	$39,356	96.38

c. Rental expenses incurred for the vessels and slot leased from the related parties are recorded under direct operating costs. Details are set forth below:

	Year Ended December 31, 2006 Amount	Year Ended December 31, 2006 % of Total Vessel Rental Expenses	Year Ended December 31, 2005 Amount	Year Ended December 31, 2005 % of Total Vessel Rental Expenses
ITS	$361,339	6.17	$10,095	0.17
HML	717,750	12.25	734,806	12.50
GMS	779,539	13.30	1,042,061	17.73
EIS	118,354	2.02	117,202	1.99
GESA	1,813,302	30.94	1,964,870	33.42
EITC	709,444	12.11	829,410	14.11
Total	$4,499,728	76.79	$4,698,444	79.92

(5)Receivables from and payables to related parties

The receivables from and payables to related parties bear no interest, and are set forth as follow:

	December 31, 2006 Amount	December 31, 2006 % of Account Balance	December 31, 2005 Amount	December 31, 2005 % of Account Balance
Accounts receivable				
EIC	$85,577	5.83	$83,602	3.33
EITC	24,844	1.69	24,731	0.99
GESA	1,932	0.13	-	-
EIS	7,795	0.53	-	-
GMS	10,434	0.71	-	-
ITS	10,496	0.72	-	-
HML	17,511	1.19	-	-
Total	$158,589	10.80	$108,333	4.32

	December 31, 2006		December 31, 2005	
	Amount	% of Account Balance	Amount	% of Account Balance
Other receivables				
EITC	$91	0.01	$12,389	4.42
EVA	37	-	-	-
EIC	74,651	5.19	17,521	6.24
CCT	3,103	0.22	1,658	0.59
TTSC	270	0.02	-	-
Others	430	0.03	1,043	0.37
Total	$78,582	5.47	$32,611	11.62
Accounts payable				
EITC	$10,067	0.39	$4,828	0.17
TTSC	48,870	1.88	36,486	1.32
EIC	8,355	0.32	17,660	0.64
ESRC	8,673	0.33	3,635	0.13
EVA	139	0.01	-	-
ITS	9,609	0.37	425,372	15.38
GMS	8,356	0.32	15,028	0.54
HML	269,965	10.36	7,413	0.27
EIS	383,596	14.72	167,176	6.05
Others	551	0.02	1,589	0.06
Total	$748,181	28.72	$679,187	24.56
Other payables				
EIS	$-	-	$2,590	1.78

3. Financing activities with related parties

In the year 2006: None.

In the year 2005, the Company's Board of Directors resolved to provide financing to Greencompass Marine S.A. (GMS) in accordance to the rules stipulated in the Company's "Procedures for Capital Lending, Endorsement and Guarantee" in dealing with GMS's business expansion and need for operating capital financing. For the year 2005, the highest balance of the financing amount was USD20,000 thousand, and as of December 31, 2005, the balance was USD0 thousand. The interest rate associated with financing to GMS was Singapore InterBank Offered Rate (SIBOR) plus 0.4% and the interest income recognized for the year ended December 31, 2005 amounted to $742 thousand which were received in full by the year end.

4. Endorsements and guarantees for related parties

Endorsements and guarantees issued by the Company for its related parties are as follows: (expressed in thousand dollars)

	December 31, 2006		December 31, 2005	
GMS	USD	710,215	USD	290,197
Peony	USD	187,600	USD	-
TCT	USD	76,292	EUR	41,213
HML	USD	587,587	USD	412,686
CCT	USD	53,000	USD	18,353
Whitney	USD	12,000	USD	8,621
Hemlock	USD	50,628	USD	44,262
ITS	USD	10,000	USD	-

5. **Significant contracts with related parties**

(1) The Company has entered into an agreement with EIC for various consulting services on business management, computer information, and Shipping affairs. Except payments under behalf are charged on actual amounts, the remaining fees are charged on an hourly basis or by cost-added method. The contract came into effect on July 1, 1996 and continued to be in effect unless terminated.

(2) The Company has entered into an agency agreement with EIC. Under the agreement, EIC has been acting as the Company's agent for cargo forwarding and collection of freight since 2002. As of December 31, 2006 and 2005, the amount receivable under the agency agreement was $85,577 thousand and $83,602 thousand, respectively.

(3) The Company has entered into an agreement with ESRC. Under the agreement, ESRC should provide security service in the Taipei office, Kaohsiung office, and container yards. The service fees for Taipei office, Kaohsiung office and container yards were $940 thousand dollars and $1,614 thousand dollars, respectively. The fees are paid monthly. About long-term contracts, please refer to Note G.

(4) The Company has entered into agency agreements with its related parties to manage petty cash required by their vessels, and payments of crew salaries and insurance premiums in Taiwan. The transactions are recorded under "agency reciprocal accounts". As of December 31, 2006 and 2005, the debit balances of the accounts are as follows:

	December 31, 2006	December 31, 2005
EIS	$10,748	$6,758
GMS	15,484	11,326
GESA	4,895	4,557
HML	3,337	3,064
Total	$34,464	$25,705

(5) The Company has entered into agency agreements with its related parties, under which the related parties act as the Company's overseas agents to deal with the port formalities related to foreign ports, such as arrival and departure of the Company's ships, cargo stevedoring and forwarding, collection of freight and payment of expenses incurred with foreign ports. The transactions are recorded under "agency accounts". As of December 31, 2006 and 2005, the balances of the accounts are as follows:

a. Debit balances of agency accounts

	December 31, 2006	December 31, 2005
GMS	$1,279,479	$320,605
EIC	53,517	47,966
GESA	15,434	27,225
ITS	121,141	37,016
HML	-	-
EMI	40,568	56,081
EGT	67,154	3,938
EIS	475,594	434,606
EGK	6,533	-
EGI	10,191	-
EGS	784	-
Total	$2,070,395	$927,437

b. Credit balances of agency accounts

	December 31, 2006	December 31, 2005
HML	$363,502	$8,160
EGI	-	50,239
Total	$363,502	$58,399

(6) The Company has been commissioned by its related parties to manage their vessels. The management fees are charged monthly and are recorded as operating revenues. Details of the management fees recognized for the years ended December 31, 2006 and 2005 are as follows:

	Year Ended December 31, 2006	Year Ended December 31, 2005
EITC	$94,028	$93,472
EIS	90,774	75,528
GMS	131,974	98,923
HML	63,451	32,744
GESA	24,603	17,879
Total	$404,830	$318,546

(7) Please refer to Note G for details of the agreements entered into by the Company with EITC, GESA, GMS, ITS and EIS for the long-term leases of ships.

F. PLEDGED ASSETS

1. Financial assets at fair value through income statement - current

	Carrying Value		
	December 31, 2006	December 31, 2005	Purpose
Mutual funds	$-	$380,000	Commercial papers

2. Restricted assets - current

	December 31, 2006	December 31, 2005	Pledgee	Purpose
Time deposits	$130,000	$130,000	Kaohsiung Harbor Bureau	Performance guarantee
Time deposits	1,995	350	Central Trust of China	Performance guarantee
Time deposits	2,270	1,050	Military - Finance Department	Performance guarantee
Time deposits	600	600	Kaohsiung Customs Bureau	Performance guarantee
Time deposits	50	50	Directorate General of Customs	Performance guarantee
Total	$134,915	$132,050		

3. **Property, plant and equipment**

	Carrying Value		
	December 31, 2006	December 31, 2005	Purpose
Land	$1,800,093	$1,947,491	Long-term loans
Buildings	942,693	998,913	Long-term loans
Transportation equipment	-	1,760,363	Long-term loans
Total	$2,742,786	$4,706,767	

G. COMMITMENTS AND CONTINGENT LIABILITIES

1. Details of the stand-by letters of credit issued by the banks on behalf of the Company are as follows: (expressed in thousand dollars)

Guarantor	December 31, 2006		December 31, 2005	
Bank of America	USD	5,000	USD	5,000

2. Endorsements and guarantees issued by the Company are as follows: (expressed in thousand dollars)

Companies receiving guarantees	December 31, 2006		December 31, 2005	
GMS	USD	710,215	USD	290,197
Peony	USD	187,600	USD	-
TCT	USD	76,292	EUR	41,213
HML	USD	587,587	USD	412,686
CCT	USD	53,000	USD	18,353
Whitney	USD	12,000	USD	8,621
Hemlock	USD	50,628	USD	44,262
ITS	USD	10,000	USD	-

3. A former stockholder of the Company sold some of its shares through issuance of global depository receipts (GDRs). The issuance of GDRs was approved by the SEC on June 19, 1996 as per the Letter (85) Tai-Cai-Zheng (1) No. 35410. On August 2, 1996, the GDRs were approved by the UK governing authority to be listed on the London Stock Exchange and were issued in Asia, Europe and the US. The initial number of units issued was 5,449,592, representing 54,495,920 shares of the Company's common stock at NTD50.50 per share, and the number of supplementary units issued was 817,438. In total, the number of units issued was 6,267,030, representing 62,670,300 shares of the Company's common stock at NTD50.50 per share, and the GDRs issued amounted to USD115 million. Another 2,053,122 units, representing 20,531,279 shares of the Company's common stock, were issued during the period from 1997 to December 31, 2006. As of December 31, 2006, 7,924,786 units were redeemed and 395,366 units were outstanding, representing 3,953,709 shares of the Company's common stock.

4. As of December 31, 2006, the medium-term loan facilities granted by the financial institutions with the resolution from the Board of Directors to finance the Company's purchase of new containers and general working capital requirement were NTD 17,503,640 thousand and the unutilized credits was NTD 9,080,000 thousand.

5. As of December 31, 2006, details of the loading and discharging equipment acquired to support the operations of the No. 4 and the No. 5 Container terminal at Kaohsiung Harbor were as follows: (expressed in thousand dollars)

Item	Contract Amount		Amount Paid		Amount Accrued	
Gantry cranes	USD	16,650	USD	14,985	USD	1,665
Rail mounted gantry cranes	USD	4,020	USD	3,859	USD	161
Forklift	USD	773	USD	232	USD	541
Rail mounted gantry cranes	NTD	207,000	NTD	186,300	NTD	20,700
Supervise and control a camera	NTD	5,047	NTD	3,533	NTD	1,514

6. As of December 31, 2006, the estimated amounts of rent payable in the following years under the long-term lease agreements entered into by the Company for the rental of ships and equipment are as follows:

Lessor	Amount (in thousand dollars)
EITC	USD 18,687
GESA	37,772
GMS	22,077
ITS	2,440
EIS	5,627
KSG	6,622
TDS	34,350
Total	USD 127,575

7. As of December 31, 2006, the estimated amounts of security service in the following years under the long-term contract that the Company entered into with ESRC is $58,091 thousand.

8. As of December 31, 2006 and 2005, the guaranteed notes issued by the Company for loans borrowed amounted to $5,900,388 thousand and $7,597,221 thousand, respectively.

H. SIGNIFICANT DISASTER LOSSES

None.

I. SIGNIFICANT SUBSEQUENT EVENTS

None.

J. OTHERS

1. Fair-value information of financial instruments:

In thousand

Non-derivative financial instruments	December 31, 2006 Carrying value	December 31, 2006 Fair value	December 31, 2005 Carrying value	December 31, 2005 Fair value
Assets:				
Cash and cash equivalents	$3,452,533	$3,452,533	$4,781,240	$4,781,240
Notes and accounts receivable	2,565,042	2,565,042	2,718,089	2,718,089
Financial assets at fair value through income statement				
Bonds investments	14,015	14,015	59,091	59,091
Equity securities	82,030	82,030	216,653	216,653
Beneficiary certificate	2,794,173	2,794,173	4,026,665	4,206,289
Held-to-maturity financial assets-current	-	-	20,472	20,472
Other financial assets-current	106,083	106,083	-	-
Restricted assets-current	134,915	134,915	132,050	132,050
Financial assets in available-for-sale-non current	625,488	625,488	498,145	566,991
Financial assets carried at cost-non current	2,195,805	2,195,805	2,182,967	2,182,967
Debt investments with no active market-non current	11,131	11,131	12,581	12,581
Long term receivable including current position	349,916	349,916	422,048	422,048
Refundable deposit	37,298	37,298	169,208	169,208
Non-derivative financial instruments				
Liabilities:				
Short-term debts	834,000	834,000	1,800,000	1,800,000
Short-term bills payable	-	-	799,755	799,755
Notes and accounts payable	7,315,854	7,315,854	7,040,816	7,040,816
Corporate bonds payable (including current position)	7,125,814	7,125,814	9,005,039	9,005,039
Long-term loans (including current position)	7,293,333	7,293,333	3,761,000	3,761,000
Guarantee deposits received	515	515	125	125
Contract of derivative financial instrument				
Assets:				
Interest rate swap (IRS)	34,179	34,179	-	33,952
Cross currency swap (CCS)	2,942	2,942	-	-
Oil swap	1,864	1,864	-	169,983
Structural and equity-linked financial instruments	441,406	441,406	613,204	613,204
Liabilities:				
Interest rate swap (IRS)	40,585	40,585	-	195,870
Cross currency swap (CCS)	14,822	14,822	-	31,026
Foreigner exchange option (FX Option)	234,241	234,241	33,175	33,175
Oil swap	438,291	438,291	-	77,344
Convention right of stock	9,004	9,004	-	-

2. The following summarizes the methods and assumptions used in estimating the fair value of financial instruments:

   a. The fair values of short-term financial instruments are approximated using their carrying value. Since they are short-term in nature, it is reasonable for their fair value to be determined based on their carrying value. This method applies to cash and cash equivalents, notes and accounts receivable (payable), refundable deposits, other financial assets, restricted assets, short-term debts, short-term bills payable and guarantee deposits received.

   b. For financial assets at fair value through profit or loss, available-for-sale financial assets and held-to-maturity financial assets with quoted market price available in the active market, the fair value is determined using the quoted market price. When there is no quoted market price for reference, a substitute valuation technique used to measure the fair value is one which incorporates all factors that market participants would consider in making estimations and assumptions for setting a price.

   c. Held-to-maturity financial assets are those with fixed or determinable payments and a fixed time-to-maturity which the Company has positive intent and ability to hold. Upon measurement, held-to-maturity financial assets are carried at amortised cost. Any profits or losses incurred due to changes in fair value should be recognized in income statement when recognizing impairments or amortization.

   d. Financial assets accounted for by the cost method, composed of unlisted stocks or those not actively traded in the market, and had no significant influence are measured at cost in compliance with the statement of financial accounting standards. For debt investments with no active market, the carrying value is used to estimate its fair value when there is no market price for reference.

   e. Long-term accounts receivable are interest-bering financial assets with floating interest rate, thus the carrying value is close to the fair value.

   f. Fair values of long-term loans are estimated based on the present values of future cash flows. For bank loans associated with floating interest rate, the carrying value represents its fair value.

   g. Fair values of corporate bonds payable are determined as the quoted market prices when available. When the quoted market prices are not available, fair values are estimated based on financial information or other information.

   h. Financial liabilities carried at costs are equity-linked instruments which are to be settled with equity instruments with no quoted market prices or with fair values that can not be reliably measured. Such instruments are measured at costs in accordance to the rules stipulated in the "Guidelines for Preparation of financial Reports by Securities Issuers".

   i. The fair values of derivative financial instruments, except for corporate bonds payable mentioned above in point g which should be measured at costs, are determined based on the estimated amounts to be received or paid if the Company is to terminate the contract on the balance sheet date. Unrealized gains or losses arising from unsettled contracts are generally included. Ask price form counterparties are available for reference in setting fair values for the Company's derivative financial instruments.

3. The fair value of financial assets and liabilities either determined with the quoted market price in the active market or estimated using valuation methods are as follows:

	Quoted market price		Fair value based on estimates	
Non-derivative financial instruments	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Assets:				
Cash and cash equivalents	$-	$-	$3,452,533	$4,781,240
Notes and accounts receivable	-	-	2,565,042	2,718,089
Financial assets held for trading				
Bond investments	14,015	59,091	-	-
Equity securities	82,030	216,653	-	-
Beneficiary certificate	2,794,173	4,065,289	-	-
Held-to-maturity financial assets-current	-	-	-	20,472
Other financial assets-current	-	-	106,083	-
Restricted assets-current	-	-	134,915	132,050
Financial assets in available-for-sale-non current	625,488	566,991	-	-
Financial assets carried at cost-non current	-	-	2,195,805	2,182,960
Debt investments in no active market-non current	-	-	11,131	12,580
Long term receivable including current position	-	-	349,916	422,048
Refundable deposit	-	-	37,298	169,208

	Quoted market price		Fair value based on estimates	
Non-derivative financial instruments	December 31, 2006	December 31, 2005	December 31, 2006	December 31, 2005
Liabilities:				
Short-term debts	-	-	834,000	1,800,000
Short-term bills payable	-	-	-	799,755
Notes and accounts payable	-	-	7,315,854	7,040,816
Corporate bonds payable (including current position)	-	-	7,125,814	9,005,039
Long-term debts (current position)	-	-	7,293,333	3,761,000
Guarantee deposits received	-	-	515	125

Contract for derivative financial instrument				
Assets:				
Interest rate swap (IRS)	-	-	34,179	33,952
Cross currency swap (CCS)	-	-	2,942	-
Oil swap	-	-	1,864	169,983
Structural and equity-linked financial instruments	-	-	441,406	613,204
Liabilities:				
Interest rate swap (IRS)	-	-	40,585	195,870
Cross currency swap (CCS)	-	-	14,822	31,026
Foreign exchange option (FX Option)	-	-	234,241	33,175
Oil swap	-	-	438,291	77,344
Conversion of stock	-	-	9,004	-

a. The unrealized profit that the Company recognized for the year ended December 31, 2006 and 2005 due to changes in fair value were 430,101 thousand and 39,725 thousand, respectively.

b. The financial assets with potential fair value risk of interest change for the year ended December 31, 2006 and 2005, were 34,179 thousand and 0 thousand, respectively, and the financial liabilities were 40,585 thousand and 0 thousand. The financial assets with potential cash flow risk of interest change were 657,982 thousand and 1,036,584 thousand, respectively, and the financial liabilities were 7,233,333 thousand and 3,581,000 thousand.

4. Risk Policy and hedging strategy

The financial instruments held by the Company, other than derivative instruments, are composed of cash and cash equivalents, stocks, funds, bank loan, and corporate bonds. Such financial instruments are held for the maintaining adequate operating capital. The Company also held other accounts receivable and payable generated from operating activity.

The transactions associated with derivative instruments mainly includes interest rate swap and oil swap. The primary objective is to avoid the interest risk and fuel price variation arising from operating and financing activities.

The primary risks of financial instruments are cash flow risk, associated with interest fluctuations exchange rate risk, credit risk, and liquidity risk. The risk management policies are set forth below:

<u>Cash flow risk associated with interest rate variations</u>

The Company's major exposure to cash flow risk associated with interest rate variations comes primarily from long-term financing with floating interest. The Company adopts a combination of fixed interest and floating interest rates methods in issuance of loans to manage such interest rate risks. In addition, the Company also engages in interest rate swaps to minimize cost of borrowings.

The carrying value of the Company's financial instruments exposed to interest rate are summarized in the order of maturity as follows:

December 31, 2006:

a. Fixed interest rate

	Within 1 year	1~2years	2~3years	3~4years	4~5years	Over 5 years	Total
Cash and cash equivalents	$2,750,604	$-	$-	$-	$-	$-	$2,750,604
Short-term debts	(834,000)	-	-	-	-	-	(834,000)
1.47% Corporate bonds	-	(1,000,000)	-	-	-	-	(1,000,000)
3.9% Corporation bonds	(1,500,000)	-	-	-	-	-	(1,500,000)
3.4% Corporate bonds	(1,000,000)	-	-	-	-	-	(1,000,000)
2.18% Bank loan (Calyon Corporate and Investment Bank)	-	(500,000)	-	-	-	-	(500,000)
2.3757% Bank loan (Industrial Bank of Taiwan)	(60,000)	-	-	-	-	-	(60,000)

b. Floating interest rate

	Within 1 year	1~2years	2~3years	3~4years	4~5years	Over 5 years	Total
Cash and cash equivalents	$657,982	$-	$-	$-	$-	$-	$657,982
Corporate bonds	-	(500,000)	-	-	-	-	(500,000)
1.333 billion Bank loan(Bank of Taiwan Keelung Branch)	(533,333)	(533,333)	(266,667)	-	-	-	(1,333,333)
2 billion Bank loan (Bank of Taiwan Keelung Branch)	(666,667)	(666,667)	(666,667)	-	-	-	(2,000,000)
0.02billion Bank loan (Cathy United Bank)	-	(2,857)	(5,714)	(5,714)	(5,715)	-	(20,000)
0.3 billion Bank loan (The Bank of East Asia, Ltd)	-	-	(300,000)	-	-	-	(300,000)
1 billion Bank loan (First Commercial Bank)	-	(1,000,000)	-	-	-	-	(1,000,000)
0.08 billion Bank loan(The Export-Import Bank of the Republic of China)	(80,000)	-	-	-	-	-	(80,000)
0.3 billion Bank loan (Taishin International Bank)	-	-	-	-	(300,000)	-	(300,000)
0.75 billion Bank loan(Taishin International Bank)	-	-	-	-	(750,000)	-	(750,000)
0.2billion Bank loan (Taipei Fubon Commercial Bank)	-	-	-	-	(200,000)	-	(200,000)
0.75 billion Bank loan(Taipei Fubon Commercial Bank)	-	-	-	-	(750,000)	-	(750,000)

The interest of financial instruments associated with the floating interest rates is re-measured within 1 year period and the interest for financial instruments associated with the fixed interest rate, on the other hand, is fixed to maturity. The financial instruments not included in the above table are not subject to interest payments and thus, do not inherent interest rate risk. As a result, such instruments are not included in the table.

Exchange rate risk

Although the Company is exposed to exchange rate risk, the Company is entitled to stable cash inflows denominated in foreign currencies for meeting cash outflows denominated in foreign currency due to the fact that the Company operates in international transportation industry. In order to minimize exchange rate risk, the Company also engages in activities, such as borrowing of US dollar loans...etc.

Credit risk

The Company only deals with third parties with good credit standings. In compliance to the Company's policies, strict credit assessment is to be performed by the Company prior to proceed with credit trading with customers. The occurrence of bad debts is also minimized by the Company's practices in continuously assessment of collections on accounts and notes receivables and making adjustments to the credit terms granted for each customer based on the conclusion drawn from such assessment. Moreover, the Company is restricted to engage in credit trading with other business units operating under other functional currencies unless permission from the highest instruction unit has been received.

Other financial instruments held by the Company are subject to credit risk arising from the failure of counterparty to settle their contractual obligations as and when they fall due. Since the Company only deals with third parties with qualifying credit standings, no collateral is required by the Company which also represents that the maximum credit exposure amount equals to the relative carrying value. The maximum credit exposure amount for various financial assets held by the Company is analyzed below:

	December 31, 2006		December 31, 2005	
Financial instruments	Carrying value	Maximum credit exposure amount	Carrying value	Maximum credit exposure amount
Financial assets at fair value through profit or loss				
Bonds investment	$14,015	$14,015	$59,091	$59,091
Equity securities	82,030	82,030	216,653	216,653
Beneficiary certificates	2,794,173	2,794,173	4,026,665	4,026,665
Interest rate swap(IRS)	34,179	34,179	-	33,952
Cross currency swap (CCS)	2,942	2,942	-	-
Other	441,406	441,406	613,204	613,204
Held-to-maturity financial assets-current				
Bonds investment	-	-	20,472	20,472
Derivative financial assets for hedging-current				
Oil swap	1,864	1,864	169,983	169,983
Available-for-sale financial assets-non current				
Equity security	625,488	625,488	566,991	566,991
Financial assets carried at cost-non current				
Stocks	2,195,805	2,195,805	2,182,967	2,182,967
Bonds investment with no active market-non current				
Corporate bonds	11,131	11,131	12,581	12,581

Credit risk refers to the risk of counterparty's failure to settle contractual obligations as and when they fall due. The credit risk presented in the above table is the positive net amount of all contracts with positive fair values on the balance sheet date. In another word, the credit risk amount presented is the loss incurred by the Company in the case of counterparty's default. Since the counterparties of the Company are business enterprises or financial institutions with good credit rating, the potential credit risk event is remote. In addition, since the Company is not concentrated in transactions with one individual or counterparty, no concentration of credit risk is evident.

Liquity risk

The Company achieves the objectives of effective use of capital and stabilization of capital by adjusting capital through the use of cash and cash equivalents, financial instruments held for trading, bank loans and corporate bonds...etc. The operating capital of the Company is sufficient in meeting capital on demand; therefore, no significant liquidity risk is expected to incur.

5. Hedging activity

Cash flow hedge

As of December 31, 2006, the Company holds five oil swap contracts in avoiding fuel fluctuations. The Company also engaged in oil hedging transactions to minimize oil cost arising from variation of oil price. The Company compared the oil price and settled the contracts by cash to offset the oil cost(an expected transaction) and to avoid the cash flow risk from oil price monthly. As of now, the total fair value of oil hedging transaction was 66,820 thousand, the effectiveness of hedging was within a range of 80% to 125%. In addition, the Company holds three interest rate swap contracts in avoiding the variation between floating and fixed rate, the effective hedge accounts for 80% to 125%.

	Designated hedging instrument				
	Financial instrument designated as hedged instrument	Fair value			
Hedged items		December 31, 2006	December 31, 2005	Period of cash flow expected	Period of related gain or loss Expected to be recognized
Floating interest debts	Interest rate swap	$(11,944)	$(18,203)	'02~'08	'02~'08
Expected oil transaction	Oil swap	(249,905)	92,639	'04~'08	'04~'08

Items	December 31, 2006	December 31, 2005
Adjustment amount in equity	$(267,194)	$-
Adjustment amount from equity to income statement	267,194	-
Adjustment amount from equity to non financial assets (liabilities)	-	-

6. Pursuant to the Letter (94) Chi-Mi-Tze No.016 issued by the Accounting Research and Development Foundation, the Company reclassified its financial instrument in accordance with the guideline of the SFAS No.34, please refer to Note C.2.

K. SUPPLEMENTARY DISCLOSURES

1. Information on significant transactions

(1) Loans extended by the Company

None.

(2) Endorsements and guarantees provided by the Company

Please see Schedule 5.

(3) Marketable securities held by the Company as at December 31, 2006

Please see Schedule 6.

(4) Acquisition or sale of one specific security with the accumulated amount exceeding NT$100 million or 20% of the Company's paid-in capital

Please see Schedule 7.

(5) Acquisition of real estate properties with an amount exceeding NT$100 million or 20% of the Company's paid-in capital

None.

(6) Disposal of real estate properties with an amount exceeding NT$100 million or 20% of the Company's paid-in capital

None.

(7) Purchases from or sales to related parties exceeding NT$100 million or 20% of the Company's paid-in capital

Please see Schedule 8.

(8) Receivables from related parties exceeding NT$100 million or 20% of the Company's paid-in capital

None.

(9) Derivative financial instruments undertaken by the Company

Please see Note J.

2. Information on the investees

(1) Information on the investees over which the Company can directly or indirectly exercise significant influence or in which the Company has controlling power

Please see Schedule 10.

(2) Significant transactions conducted by the investees in which the Company has direct or indirect controlling power

a. Loans extended by the investees

Please see Schedule 4.

b. Endorsements and guarantees provided by the investees

None.

c. Marketable securities held by the investees as at December 31, 2006

Please see Schedule 6.

d. Acquisition or sale of one specific security with the accumulated amount exceeding NT$100 million or 20% of the respective investee's paid-in capital

None.

e. Acquisition of real estate properties with an amount exceeding of NT$100 million or 20% of the respective investee's paid-in capital

None.

f. Disposal of real estate properties with an amount exceeding NT$100 million or 20% of the respective investee's paid-in capital

None.

g. Purchases from or sales to related parties exceeding NT$100 million or 20% of the respective investee's paid-in capital

Please see Schedule 8.

h. Receivables from related parties exceeding NT$100 million or 20% of the respective investee's paid-in capital

Please see Schedule 9.

i. Derivative financial instruments undertaken by the investees

Please see Schedule 11.

3. Information on Mainland China investments

(1) Details of investments in Mainland China

Please see Schedule 12.

(2) Significant transactions conducted directly or indirectly with the investees in Mainland China

None.

L. SEGMENT INFORMATION

1. Financial information by industries

The Company is engaged in only one single industry, i.e. international marine transportation and shipping agency. Therefore, no disclosure is required.

2. Financial information by geographical areas

   The Company is engaged in international marine transportation. Dealings with foreign ports, such as port formalities relating to arrival and departure of the Company's ships, cargo stevedoring and forwarding, collection of freight, and payment of expenses incurred with foreign ports, are handled by overseas shipping agents. Therefore, no disclosure is required.

3. Export information

   As the Company is engaged in international marine transportation, every vessel sails between the major harbors in the world. Therefore, no export sales are reported.

4. Information on major customers

   The Company provides services to customers all over the world. No single customer of the Company accounts for more than 10% of the Company's operating revenues.

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

December 31, 2006

Type of Corporate Bonds	Ninth Secured Corporate Bonds	Tenth Secured Corporate Bonds
Date of issuance	Bond A: May 14, 2002 Bond B: May 15, 2002 Bond C: May 16, 2002 Bond D: May 17, 2002	Bond A: June 13, 2002 Bond B: June 14, 2002 Bond C: June 17, 2002 Bond D: June 18, 2002 Bond E: June 19, 2002 Bond F: June 20, 2002
Face value	NT$1,000,000	NT$1,000,000
Place of issuance	Taiwan	Taiwan
Issue price	Market price	Market price
Principal amount	NT$1,000,000,000	NT$1,500,000,000
Interest rate	3.400%	3.900%
Period	5 years	5 years
Maturity	Bond A: May 14, 2007 Bond B: May 15, 2007 Bond C: May 16, 2007 Bond D: May 17, 2007	Bond A: June 13, 2007 Bond B: June 14, 2007 Bond C: June 17, 2007 Bond D: June 18, 2007 Bond E: June 19, 2007 Bond F: June 20, 2007
Guarantor	Hua Nan Commercial Bank	Bank of Taiwan
Trustee	Bank of Taiwan	Cathay United Bank
Underwriter	SinoPac Securities KGI	SinoPac Securities KGI Yunata Core Pacific Securities
Lawyer	Chens Law and Patent Office	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	Principals of Bonds A, B, C and D are to be repaid in lump sum at maturity based on the face value.	Principals of Bonds A, B, C, D, E and F are to be repaid in lump sum at maturity based on the face value.
Interest payment	Simple interest, payable annually	Simple interest, payable annually
Principal outstanding	NT$1,000,000,000	NT$1,500,000,000
Clauses on redemption and early repayment	None	None
Restricted clauses	None	None

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

December 31, 2006

Type of Corporate Bonds	Eleventh Secured Corporate Bonds
Date of issuance	Bond A: June 2 ~ 6, 2003 Bond B: June 3 ~ 5, 2003
Face value	NT$5,000,000
Place of issuance	Taiwan
Issue price	Market price
Principal amount	NT$1,500,000,000
Interest rate	Bond A: 1.47% Bond B: 4% - Six-month LIBOR
Period	5 years
Maturity	Bond A: June 2 ~ 6, 2008 Bond B: June 3 ~ 5, 2008
Guarantor	Bank of Taiwan Land Bank
Trustee	International Commercial Bank of China
Underwriter	Fuh-Hwa Securities Co., Ltd Citi Securities Corp.
Lawyer	Chens Law and Patent Office
Certified public accountant	Diwan, Ernst & Young
Principal repayment	Principals of Bonds A and B are to be repaid in lump sum at maturity based on the face value.
Interest payment	Bond A: Simple interest, payable annually Bond B: Interest is payable semi-annually
Principal outstanding	NT$1,500,000,000
Clauses on redemption and early repayment	None
Restricted clauses	None

Schedule 3

Evergreen Marine Corporation

Summary of Terms on Corporate Bonds

December 31, 2006

Type of Corporate Bonds	First Unsecured Corporate Bonds	Second Unsecured Corporate Bonds
Date of issuance	January 12, 2004	September 6, 2004
Face value	NT$100,000	NT$100,000
Place of issuance	Taiwan	Taiwan
Issue price	Face value	Face value
Principal amount	NT$4,000,000,000	NT$4,500,000,000
Interest rate	0.00%	0.00%
Period	5 years	5 years
Maturity	January 11, 2009	September 5, 2009
Guarantor	None	None
Trustee	Hua Nan Commercial Bank	SinoPac Commercial Bank
Underwriter	SinoPac Securities	President Securities
Lawyer	Chens Law and Patent Office	Law Office of S. S. Lai
Certified public accountant	Diwan, Ernst & Young	Diwan, Ernst & Young
Principal repayment	To be repaid in lump sum at maturity based on the face value.	To be repaid in lump sum at maturity based on the face value.
Principal outstanding	NT$1,634,400,000	NT$1,481,800,000
Clauses on redemption and early repayment	During the 30 days before the bonds are issued for 3 years, the bondholders may exercise their redemption option at a yield rate of 0.20% per annum. When the bonds mature on January 11, 2009, they are redeemed at face value.	During the 30 days before the bonds are issued for 3.5 years, the bondholders may exercise their redemption option at face value.
Restricted clauses	None	None

Evergreen Marine Corporation and Subsidiaries

Loans Extended

For the Year Ended December 31, 2006

(Expressed in Thousands of Dollars)

Lender	Borrower	Financial Statement Account	Highest Balance	Balance as at Dec 31, 2006	Interest Rate (%)	Nature of Loan (Note1)	Annual Amount of Transactions with the Borrower	Reason for Short-Term Financing	Allowance for Bad Debts	Collateral		Limit on Loans Extended to a Single Company (Note2)	Maximum Amount of Loans Allowed to be Extended by the Company or its Subsidiaries (Note2)
										Item	Value		
Peony Investment S.A.	Evergreen India Pte. Ltd.	Receivables from related parties	USD 1,000	USD 1,000	4.50875-5.8225	2	USD-	Working capital requirement	USD-	-	USD-	USD 248,075	USD 496,150
Clove Holding Ltd.	Island Equipment LLC	"	USD 14,085	USD 7,491	5.54438-6.48	2	USD-	"	USD-	-	USD-	NTD 11,290,933	NTD 22,581,866
PT. Multi Bina Pura International	PT Multi Bina Transport	"	USD 150	USD -	1.50%	2	USD-	"	USD-	-	USD-	NTD 11,290,933	NTD 22,581,866
Armand Investment N.V.	Armand Estate B.V.	"	USD 2,691	USD 2,691	4.23%	2	USD-	"	USD-	-	USD-	NTD 11,290,933	NTD 22,581,866
Hatsu Marine Limited	Island Equipment LLC.	"	USD 6,035	USD 3,121	5.54438-6.48	2	USD-	"	USD-	-	USD-	NTD 11,290,933	NTD 22,581,866

Note 1: Nature of loans extended

"1" denotes the loans extended to the companies which have transactions with the Company or its subsidiaries. The annual amount of the transactions is stated accordingly.

"2" denotes the loans extended to the companies which require short-term financing. The reason for short-term financing is stated accordingly.

Note 2: Limit on loans extended

1. According to the Company's credit policy, the total amount of loans granted to a single company should not exceed 20% of the net worth stated in the latest financial statements. The calculation is as follows:

The Company: NTD$ 56,454,665 thousand * 20% = NTD$11,290,933 thousand

Peony: US$1,240,376 thousand * 20% = US$248,075 thousand

2. According to the Company's credit policy, the total amount of loans granted by the Company or its subsidiaries should not exceed 40% of the net worth stated in the latest financial statements. The calculation is as follows:

The Company: NTD$ 56,454,665 thousand * 40% = NTD$22,581,866 thousand

Peony: US$1,240,376 thousand * 40% = US$496,150 thousand

Evergreen Marine Corporation and Subsidiaries
Endorsements and Guarantees Provided
For the Year Ended December 31, 2006
(Expressed in Thousands of Dollars)

Endorser/Guarantor	Counterparty	Nature of Relationship (Note 1)	Limit on Endorsements/Guarantees Provided to a Single Company	Highest Balance	Balance as at December 31, 2006	Amount of Endorsements/Guarantees Secured with Collaterals	Ratio of Accumulated Amount of Endorsements/Guarantees to Net Worth (%)	Maximum Amount of Endorsements/Guarantees Allowed to be Provided by the Company or its Subsidiaries (Note 2)
Evergreen Marine Corporation	Greencompass Marine S.A.	3	$112,909,330	$24,094,402 (USD742,715)	$23,146,602 (USD710,215)	$-	41.00%	$169,363,995
Evergreen Marine Corporation	Peony Investment S.A.	3	112,909,330	8,049,711 (USD242,600)	6,114,072 (USD187,600)	-	10.83%	
Evergreen Marine Corporation	Hatsu Marine Limited	3	112,909,330	19,280,626 (USD581,074)	19,150,052 (USD587,587)	-	33.92%	
Evergreen Marine Corporation	Taranto Container Terminal S.P.A.	1	28,227,333	2,486,439 (USD76,292)	2,486,439 (USD76,292)	-	4.40%	
Evergreen Marine Corporation	Whitney Equipment LLC.	3	112,909,330	398,172 (USD12,000)	391,092 (USD12,000)	-	0.69%	
Evergreen Marine Corporation	Helmlock Equipment LLC.	3	112,909,330	1,652,795 (USD49,811)	1,650,025 (USD50,628)	-	2.92%	
Evergreen Marine Corporation	Colon Container Terminal S.A.	6	28,227,333	1,758,593 (USD53,000)	1,727,323 (USD53,000)	-	3.06%	
Evergreen Marine Corporation	Italia Marittima S.P.A	1	28,227,333	331,810 (USD 10,000)	325,910 (USD10,000)	-	0.58%	

Note 1: Nature of the counterparty's relationship with the Company or its subsidiaries
"1" denotes the endorsements/guarantees provided to the companies which have transactions with the Company or its subsidiaries.
"2" denotes the endorsements/guarantees provided to the subsidiaries of which the Company holds more than 50% of the common stock.
"3" denotes the endorsements/guarantees provided to the investees of which the Company together with its subsidiaries hold more than 50% of the common stock.
"4" denotes the endorsements/guarantees provided to the companies which directly or indirectly hold more than 50% of the Company's common stock.
"5" denotes the endorsements/guarantees provided pursuant to construction contracts.
"6" denotes the endorsements/guarantees provided to joint venture companies based on the Company's or its subsidiaries' proportionate equity interest in the company.

Note 2: According to the Company's credit policy, the total amount of endorsements or guarantees provided by the Company or its subsidiaries should not exceed 300% of the net worth stated in the latest financial statements.
The calculation is as follows:
The Company: NT$56,454,665 thousand * 300% = NT$169,363,995 thousand

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at December 31, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at December 31, 2006 No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	Remark
Evergreen Marine Corporation	Stocks:							
	Peony Investment S.A.	Subsidiary of the Company	Long-term equity investments accounted for by the equity method	4,765	$40,739,478	100.00	$40,780,290	
	Taiwan Terminal Services Co., Ltd.	〃	〃	5,500	78,938	55.00	78,938	
	Charng Yang Development Co., Ltd.	Investee company accounted for under equity method	〃	34,520	434,098	40.00	434,098	
	Evergreen International Storage and Transport Corp.	〃	〃	424,062	7,553,108	39.74	8,184,403	
	Evergreen Security Corporation	〃	〃	3,438	48,385	31.25	48,385	
	EVA Airways Corporation	〃	〃	750,571	8,937,289	19.37	10,170,241	
	Taipei Port Container Terminal Corporation	〃	〃	16,000	150,227	20.00	150,227	
	Power World Fund Inc.	None	Financial assets carried at cost - non current	1,801	18,011	5.68	-	Couldn't acquire net worth in time
	Fubon Securities Finance Co., Ltd.	〃	〃	19,717	190,322	4.93	-	〃
	Taiwan HSR Consortium	〃	〃	126,735	1,250,000	2.53	-	〃
	Linden Technologies Inc.	〃	〃	50	15,372	2.53	-	〃
	Taiwan Fixed Network Corp.	〃	〃	70,000	700,000	1.08	-	〃
	Well Long Information Co.,Ltd.	〃	〃	28	-	0.14	-	〃
	TopLogis, Inc.	〃	〃	2,464	22,100	14.79	-	
	Central Reinsurance Corp.	〃	Available-for-sale financial assets - non current	42,232	538,457	8.45	538,457	
	Fubon Financial Holding Co., Ltd.	〃	〃	2,853	87,031	0.04	87,031	
	China Man-Made Fiber Corporation	〃	Financial assets held for trading	22	172	-	172	
	Opto Tech Corporation	〃	〃	200	3,970	-	3,970	
	Unitech Printed Circuit Board Corp.	〃	〃	130	2,334	-	2,334	
	Gold Circuit Electornics Ltd.	〃	〃	200	4,620	-	4,620	
	Biostar Microtech International Corp.	〃	〃	200	3,310	-	3,310	
	Taiwan Fire & Marine Insurance Co.,Ltd.	〃	〃	50	1,010	-	1,010	
	Taiwan Life Insurance Co.,Ltd	〃	〃	76	1,141	-	1,141	
	Silitech Technology Corporation	〃	〃	227	33,515	-	33,515	
	ProMos Technologies Inc.	〃	〃	50	710	-	710	
	Founding Construction Development	〃	〃	50	1,260	-	1,260	
	Bank Of Overseas Chinese	〃	〃	200	2,000	-	2,000	
	Ginar Technology Co.,Ltd.	〃	〃	20	404	-	404	
	Laser Tek Taiwan Co.Ltd.	〃	〃	50	2,265	-	2,265	
	Boston Scientific Corp.	〃	〃	45	25,319	-	25,319	
	Mutual Funds:							
	ING CHB Tri-Gold Balanced Portfolio	〃	〃	2,261	30,000	-	30,000	
	Cathay Global Infrastructure Fund	〃	〃	7,000	70,000	-	70,000	
	Grand Cathay Twin-core Global Integration Fund	〃	〃	3,000	30,000	-	30,000	
	Polaris Asia Taiwanese enterprises fund	〃	〃	1,000	10,030	-	10,030	
	Truswell Taiwan A-Plus Fund	〃	〃	6,000	64,800	-	64,800	
	CAPITAL BALANCE FUND	〃	〃	2,135	30,000	-	30,000	
	NITC Europe Dynamic Blanced Fund	〃	〃	5,000	51,200	-	51,200	
	Grand Cathay High ROE & Dividend Balanced Fund	〃	〃	2,280	30,000	-	30,000	
	Hua Nan Global Short Term Fixed Income Fund	〃	〃	2,000	19,998	-	19,998	
	TIIM Grand Value Fund	〃	〃	1,220	16,314	-	16,314	
	POLARIS GLOBAL ETFs FUND	〃	〃	3,000	31,710	-	31,710	
	AIG Global Medallion Fund of Funds	〃	〃	4,521	53,074	-	53,074	
	KGI Global High Yield Bond Fund	〃	〃	2,000	19,997	-	19,997	
	Grand Cathay World Bond Selection Fund	〃	〃	1,989	20,143	-	20,143	
	Barits S&P Global Fixed Income Fund	〃	〃	1,853	20,088	-	20,088	
	FUH HWA GLOBAL FIXED INCOME FUND OF FUNDS	〃	〃	6,000	61,740	-	61,740	
	FUHWA GLOBAL FUND OF BOND FUNDS	〃	〃	5,000	50,378	-	50,378	
	HSBC NEW JAPAN FUND OF FUNDS	〃	〃	1,000	9,810	-	9,810	
	Truswell Global Fixed Income Fund of Fund	〃	〃	12,000	123,619	-	123,619	
	TLAM China 25 Balnace Fund	〃	〃	2,000	20,080	-	20,080	
	Hua Nan Global Luxury Goods Fund	〃	〃	2,000	20,420	-	20,420	
	JPM(Taiwan) Global Balanced Fund	〃	〃	3,441	43,125	-	43,125	
	The First Global Investment Trust Asia Pacific Growth Fund	〃	〃	500	5,095	-	5,095	
	POLARIS GLOBAL SHORT-DURATION DIVERSIFIED BOND FUND	〃	〃	3,091	30,399	-	30,399	
	TIIM ASIAN REAL ESTATE NON-DIVIDEND FUND	〃	〃	3,000	37,050	-	37,050	
	Sheng Hua 101 global mortgage securitization fund	〃	〃	2,000	20,852	-	20,852	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at December 31, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at December 31, 2006				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
Evergreen Marine Corporation	Mutual Funds:							
	Ta Chong North America Income Trust Fund	None	Financial assets held for trading	2,000	$19,480	-	$19,480	
	The First Global Investment Trust European Growth Fund	〃	〃	3,000	34,350	-	34,350	
	Trident Reit	〃	〃	2,000	20,200	-	20,200	
	Fuhwa High Dividend Twll Private Fund	〃	〃	5,000	54,382	-	54,382	
	Transcend Strategic Balanced Fund (series2)	〃	〃	1,795	20,625	-	20,625	
	Transcend Strategic Balanced Fund (series5)	〃	〃	891	10,306	-	10,306	
	NITC Private Placement Global Fixed Income Arbitrage Fund	〃	〃	10,000	101,545	-	101,545	
	CATHAY WEALTHY ONE FUND	〃	〃	2,000	20,315	-	20,315	
	Cathay Global Money Market Fund	〃	〃	2,000	20,436	-	20,436	
	FGIT ASIA RV FUND NO.7	〃	〃	1,000	10,059	-	10,059	
	TIIM High Yield Fund	〃	〃	21,119	262,243	-	262,243	
	JF(Taiwan) Bond Fund	〃	〃	7,350	112,144	-	112,144	
	Prudentail Financial Bond Fund	〃	〃	4,448	65,010	-	65,010	
	THE WAN PAO FUND	〃	〃	5,476	83,117	-	83,117	
	FUBON CHI-HSIANG FUND 2	〃	〃	3,436	50,010	-	50,010	
	FUBON MILLENNIUM DRAGON BOND FUND	〃	〃	4,257	50,186	-	50,186	
	Fuh-Hwa Bond Fund	〃	〃	3,007	40,090	-	40,090	
	Hua Nan Kirin Fund	〃	〃	8,812	97,550	-	97,550	
	POLARIS DI-PO FUND	〃	〃	9,480	105,042	-	105,042	
	Templeton Growth Fund	〃	〃	39	32,808	-	32,808	
	Franklin US Government Fund	〃	〃	115	33,990	-	33,990	
	MFS Meridian Emerg MKTS DEBT FD	〃	〃	87	54,980	-	54,980	
	Forsyth Alternative Income Fund	〃	〃	85	29,337	-	29,337	
	Class R (JPY)	〃	〃					
	Skandia Global Bond Fund Class B	〃	〃	41	16,429	-	16,429	
	ABN AMRO HONG KONG	〃	〃	10	31,952	-	31,952	
	EQUITY GUARANTEED FUND	〃	〃					
	Alexandra Global Inv. (Asia) B	〃	〃	39	19,191	-	19,191	
	Investec Global Energy Fund "C" Inc	〃	〃	1	14,727	-	14,727	
	JULIUS BAER DIVERSIFIED	〃	〃	10	26,282	-	26,282	
	FIXED INCOME HEDGE FUND	〃	〃					
	Asian Strategic Balanced Rerurn(A share)	〃	〃	99	35,025	-	35,025	
	Forsyth Commidity	〃	〃	38	23,574	-	23,574	
	Martin Currie China Hedge Fund	〃	〃	58	48,051	-	48,051	
	Global Strategic FX Arbitrage Note(SERIES 2)	〃	〃	200	65,468	-	65,468	
	Global Strategic FX Arbitrage Note(EUR)	〃	〃	200	85,882	-	85,882	
	Lydia Capital Alternative Investment Fund,LP	〃	〃	200	68,321	-	68,321	
	SH Chinagora	〃	〃	12	58,149	-	58,149	
	PERMAL FUND	〃	〃	1	10,231	-	10,231	
	JIH SUN USD Denominated Oriental winner	〃	〃	50	16,002	-	16,002	
	TOPIX.BANK.ETF	〃	〃	232	26,762	-	26,762	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at December 31, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at December 31, 2006 No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	Remark
Evergreen Marine Corporation	Corporate Bonds :							
	TUNTEX (THAILAND) PUBLIC COMPANY LIMITED	None	Debt investment with no active market - non current	16	11,130	-	11,131	
	MERRILL LYNCH	〃	Financial assets held for trading	1	3,765	-	3,765	
Peony Investment S.A.	Greencompass Marine S.A.	Indirect subsidiary of the Company	Long-term equity investments accounted for by the equity method	3,535	USD784,965	100.00	USD784,965	
	Vigor Enterprise S.A.	Indirect subsidiary of the Company	〃	5	USD548	100.00	USD548	
	Clove Holding Ltd.	Indirect subsidiary of the Company	〃	10	USD67,031	100.00	USD67,031	
	Evergreen Heavy Industrial Corp. (M) Berhad	Indirect subsidiary of the Company	〃	42,120	USD33,353	84.44	USD33,353	
	PT. Multi Bina Pura International	Indirect subsidiary of the Company	〃	68	USD9,252	95.30	USD9,252	
	PT. Multi Bina Transport	Indirect subsidiary of the Company	〃	2	USD279	17.39	USD279	
	Armand Investment (Nether Lands) N.V.	Indirect subsidiary of the Company	〃	4	USD1,652	70.00	USD1,652	
	Shenzhen Greentrans Transportation Co., Ltd.	Indirect subsidiary of the Company	〃	-	USD3,335	55.00	USD3,335	
	Hatsu Marine Limited	Indirect subsidiary of the Company	〃	765	USD104,692	51.00	USD104,692	
	Luanta Investment (Netherlands) N.V.	Investee company of Peony accounted for under equity method	〃	-	USD17,068	50.00	USD17,068	
	Evergreen Container Terminal (Thailand) Ltd.	Investee company of Peony accounted for under equity method	〃	12,250	USD23,488	48.18	USD23,488	
	Shanghai Jifa Logistics Co., Ltd.	Investee company of Peony accounted for under equity method	〃	-	USD8,315	21.06	USD8,315	
	Ningbo Victory Container Co., Ltd.	Investee company of Peony accounted for under equity method	〃	-	USD2,474	40.00	USD2,474	
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Investee company of Peony accounted for under equity method	〃	-	USD5,467	40.00	USD5,467	
	Balsam Investment (Nether lands) N.V.	Investee company of Peony accounted for under equity method	〃	-	USD162,033	49.00	USD162,033	
	Evergreen Shipping Agency (Singapore) Pte. Ltd.	Investee company of Peony accounted for under equity method	〃	383	USD1,521	25.50	USD1,521	
	Evergreen Korea Corporation	Investee company of Peony accounted for under equity method	〃	61	USD2,199	50.00	USD2,199	
	Evergreen Shipping Agency (Thailand) Co., Ltd.	Investee company of Peony accounted for under equity method	〃	204	USD1,036	25.50	USD1,036	
	PT. Evergreen Marine Indonesia	Investee company of Peony accounted for under equity method	〃	-	USD847	25.44	USD847	
	Evergreen India Pte Ltd.	Investee company of Peony accounted for under equity method	〃	5	USD50	49.98	USD50	
	Evergreen Marine Australia Pty Ltd.	Investee company of Peony accounted for under equity method	〃	245	USD304	25.50	USD304	
	Kingtrans International Logistics (Tianjin) Co.,Ltd.	Investee company of Peony accounted for under equity method	〃	-	USD1,001	20.00	USD1,001	
	Hutchison Inland Container Depots Limited	None	Financial assets carried at cost -non current	-	USD1,492	7.50	USD1,492	
	South Asia Gateway Terminals	〃	〃	6,211	USD2,412	5.00	USD2,412	
	Dongbu Pusan Container Terminal Co., Ltd.	〃	〃	300	USD1,556	15.00	USD1,556	

(Forward)

Evergreen Marine Corporation and Subsidiaries
Marketable Securities Held as at December 31, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Marketable Securities	Relationship with the Company	Financial Statement Account	Balance as at December 31, 2006				Remark
				No. of Shares/Units	Carrying Value	Ownership (%)	Market Value / Net Worth	
PT. Multi Bina Pura International	PT. Multi Bina Transport	Indirect subsidiary of Peony	Long-term equity investments accounted for by the equity method	8	USD1,171	72.95	USD1,171	
Clove Holding Ltd.	Ample Holding LTD.	Indirect subsidiary of Peony	〃	9	USD23,557	90.00	USD23,557	
	Classic Outlook Investment Ltd.	Investee company of Clove accounted for under cost method	Financial assets carried at cost-noncurrent	-	USD102,359	2.25	USD102,359	
	Everup profits Ltd.	Investee company of Clove accounted for under cost method	〃	-	-	2.25	-	
	Island Equipment LLC	Indirect subsidiary of Peony	Long-term equity investments accounted for by the equity method	-	USD693	36.00	USD693	
Ample Holding Ltd.	Colon Container Terminal S.A.	Investee company of Ample accounted for under equity method	〃	22,860	USD57,783	40.00	USD57,783	
Island Equipment LLC	Whitney Equipment LLC	Investee company of Island accounted for under equity method	〃	-	USD622	100.00	USD622	
	Hemlock Equipment LLC	Investee company of Island accounted for under equity method	〃	-	USD1,146	100.00	USD1,146	
Hatsu Marine Limited	Island Equipment LLC	Indirect subsidiary of Peony	〃	-	USD305	15.00	USD305	
	Kingtrans International Logistics (Tianjin) Co.,Ltd.	Investee company of Hatsu accounted for under equity method	〃	-	USD996	20.00	USD996	
Armand Investment (Netherlands) N.V.	Armand Estate (Netherlands) B.V.	Indirect subsidiary of Peony	〃	40	(USD345)	100.00	(USD345)	
Armand Estate (Netherlands)B.V.	Taipei Port Container Terminal	Investee company of Armand Estate B.V. accounted for under equity method	〃	80,000	USD2,305	10.00	USD2,305	
Greencompass Marine S.A.	ABN TRIPRE CURRENCY DEPOSIT	None	Financial assets at fair value through profit or loss	1	USD4,625	-	USD4,625	
	Investec global energy fund	〃	〃	17	USD4,486	-	USD4,486	
	UBS-Forward Arbitrage Strategy Notes	〃	〃	50	USD4,642	-	USD4,642	
	Quanta display CLN	〃	〃	1	USD1,006	-	USD1,006	

Evergreen Marine Corporation and Subsidiaries
Summary of Significant Transactions on One Specific Security
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
For the Year Ended December 31, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

					January 1, 2006		Buy		Sell				December 31, 2006	
Buyer/Seller	Marketable Securities	Financial Statement Account	Counterparty	Related Party	No. of Shares/ Units	Amount (Note)	No. of Shares/ Units	Amount	No. of Shares/ Units	Selling Price	Carrying Value	Gain (Loss) on Disposal	No. of Shares/Units	Amount
Evergreen	Mutual Funds:													
Marine	Grand Cathay High ROE & Dividend Balanced Fund	Financial assets held for trading	Open market transaction	No	3,000	$30,000	8,272	$100,000	8,992	$107,033	$100,000	$7,033	2,280	$30,000
Corporation	Allianz Global Investors Global Quantitative Balanced fund	〃	〃	〃	-	-	13,255	134,000	13,255	140,516	134,000	6,516	-	-
	POLARIS GLOBAL ETFs FUND	〃	〃	〃	4,881	50,000	4,521	50,000	9,402	102,949	100,000	2,949	-	-
	TLAM Happy Go Go Selection Fund	〃	〃	〃	10,000	100,000	-	-	10,000	99,252	100,000	(748)	-	-
	Cathay Global Balance Fund of Fund	〃	〃	〃	4,000	40,000	9,737	100,000	13,737	151,550	140,000	11,550	-	-
	Truswell Global Fixed Income Fund of Fund	〃	〃	〃	-	-	12,000	120,000	-	-	-	-	12,000	120,000
	POLARIS GLOBAL ASSET BACKED SECURITIES FUND	〃	〃	〃	10,000	100,000	-	-	10,000	101,330	100,000	1,330	-	-
	Transcend Strategic Balanced Fund(series1)	〃	〃	〃	10,000	100,000	-	-	10,000	109,966	100,000	9,966	-	-
	NITC Private Placement Global Fixed Income Arbitrage Fund	〃	〃	〃	-	-	10,000	100,000	-	-	-	-	10,000	100,000
	GRAND CATHAY BOND FUND	〃	〃	〃	7,823	100,000	-	-	7,823	100,047	100,000	47	-	-
	TIIM Bond Fund	〃	〃	〃	7,156	100,000	-	-	7,156	100,041	100,000	41	-	-
	TIIM High Yield Fund	〃	〃	〃	-	-	27,173	337,000	6,054	75,091	75,000	91	21,119	262,000
	Cathay Bond Fund	〃	〃	〃	8,786	100,000	2,633	30,000	11,419	130,176	130,000	176	-	-
	President Home Run	〃	〃	〃	7,222	100,000	2,884	40,000	10,106	140,195	140,000	195	-	-
	Transcend Fortune Fund	〃	〃	〃	8,330	100,000	-	-	8,330	100,047	100,000	47	-	-
	New Light Taiwan Bond Fund	〃	〃	〃	9,887	100,000	-	-	9,887	100,051	100,000	51	-	-
	Taishin Lucky Fund	〃	〃	〃	11,365	115,000	2,959	30,000	14,324	145,115	145,000	115	-	-
	Fuh-Hwa Albatross Fund	〃	〃	〃	-	-	14,283	160,000	14,283	160,334	160,000	334	-	-
	THE WAN PAO FUND	〃	〃	〃	-	-	12,106	183,000	6,630	100,391	100,000	391	5,476	83,000
	FUBON CHI-HSIANG FUND 1	〃	〃	〃	-	-	12,337	160,000	12,337	160,602	160,000	602	-	-
	Mega Diamond Bond Fund	〃	〃	〃	-	-	9,640	110,000	9,640	110,263	110,000	263	-	-
	AIG TAIWAN BOND FUND	〃	〃	〃	-	-	44,901	570,000	44,901	570,922	570,000	922	-	-
	JIH SUN BOND FUND	〃	〃	〃	30,292	403,200	-	-	30,292	409,001	403,200	5,801	-	-
	TLAM SOLOMON BOND FUND	〃	〃	〃	8,696	100,000	10,361	120,000	19,057	220,467	220,000	467	-	-
	JF(Taiwan) Bond Fund	〃	〃	〃	6,644	100,000	27,637	420,000	26,931	408,598	408,000	598	7,350	112,000
	JF(Taiwan) First Bond Fund	〃	〃	〃	-	-	18,282	256,000	18,282	256,103	256,000	103	-	-
	FUHWA BOND FUND	〃	〃	〃	-	-	7,852	100,000	7,852	100,026	100,000	26	-	-
	FUHWA ADVANTAGE BOND FUND	〃	〃	〃	19,450	200,000	-	-	19,450	200,713	200,000	713	-	-
	Prudential Financial Bond Fund	〃	〃	〃	2,083	30,000	19,556	285,000	17,191	250,463	250,000	463	4,448	65,000
	NITC Bond Fund	〃	〃	〃	-	-	1,528	250,000	1,528	250,485	250,000	485	-	-
	FUBON CHI-HSIANG FUND	〃	〃	〃	6,957	100,000	20,054	290,000	23,575	340,318	340,000	318	3,436	50,000
	FUBON CHI-HSIANG FUND 3	〃	〃	〃	-	-	16,639	175,000	16,639	175,366	175,000	366	-	-
	Fuh-Hwa Bond Fund	〃	〃	〃	7,604	100,000	14,331	190,000	18,928	250,500	250,000	500	3,007	40,000
	Hua Nan Kirin Fund	〃	〃	〃	-	-	19,731	217,000	10,919	120,442	120,000	442	8,812	97,000
	Paradigm Pion Fund	〃	〃	〃	9,475	100,000	2,838	30,000	12,313	130,281	130,000	281	-	-
	NT$ High Yield Fund	〃	〃	〃	-	-	16,019	265,000	16,019	265,351	265,000	351	-	-
	DRESDNER BOND DAM FUND	〃	〃	〃	8,751	100,000	14,773	170,000	23,524	270,556	270,000	556	-	-
	POLARIS DI-PO FUND	〃	〃	〃	9,146	100,000	15,845	175,000	15,511	170,255	170,000	255	9,480	105,000
	FUBON MILLENNIUM DRAGON BOND FUND	〃	〃	〃	-	-	10,223	120,000	5,966	70,074	70,000	74	4,257	50,000
	Ta Chong Bond Fund	〃	〃	〃	-	-	43,292	561,000	43,292	561,707	561,000	707	-	-

Note: Initial amount prior to valuation.

Evergreen Marine Corporation and Subsidiaries
Purchases from and Sales to Related Parties
For the Year Ended December 31, 2006
(Expressed in Thousands of Dollars)

Purchaser/Seller	Counterparty	Nature of Relationship	Transaction				Reason for Difference in the Terms on Related Party Transactions		Notes/Accounts Receivable (Payable)		Remark
			Purchases / Sales	Amount	% of the Total Purchases / Sales	Credit Term	Unit Price	Credit Term	Balance	% of Total Notes/Accounts Receivable (Payable)	
Evergreen Marine Corporation	Evergreen International Storage & Transport Corp. (EITC)	Investee accounted for by equity method	Purchases	$908,056	2.96	30~60 days	$-	-	$10,067	0.47	
			Sales	102,298	0.30	30~60 days	-	-	24,844	1.69	
	Evergreen International Corp.	Investee of the Company's major stockholder	Purchases	304,830	0.99	30~60 days	-	-	8,355	0.32	
			Sales	2,183,110	6.45	30~60 days	-	-	85,577	5.83	
	Taiwan Terminal Services Co., Ltd.	Subsidiary of the Company	Purchases	692,203	2.25	30~60 days	-	-	48,870	1.88	
	Hatsu Marine Limited	Indirect subsidiary of the Company	Purchases	717,750	2.34	30~60 days	-	-	269,965	10.36	
			Sales	378,204	1.12	30~60 days	-	-	17,511	1.19	
	Greencompass Marine S.A.	Indirect subsidiary of the Company	Purchases	781,175	2.54	30~60 days	-	-	8,356	0.32	
			Sales	131,974	0.39	30~60 days	-	-	10,434	0.71	
	Gaining Enterprise S.A.	Subsidiary of EITC accounted for by equity method	Purchases	1,804,413	5.88	30~60 days	-	-	-	-	
	Italia Marittima S.P.A	Investee of the Company's subsidiary with significant influence	Purchases	361,734	1.18	30~60 days	-	-	9,609	0.37	
			Sales	916,617	2.71	30~60 days	-	-	10,496	0.72	
	Evergreen International S.A.	Major stockholder	Purchases	119,019	0.39	30~60 days	-	-	383,596	14.72	
Taiwan Teminal Service Co., Ltd.	Evergreen Marine Corporation	Parent company	Sales	707,762	99.48	30~60 days	-	-	85,079	99.20	
Hatsu Marine Limited	Evergreen Marine Corporation	Parent company	Purchases	GBP 6,164	1.06	30~60 days	-	-	GBP 182	0.20	
			Sales	GBP 12,026	2.05	30~60 days	-	-	GBP 961	1.85	
Greencompass Marine S.A.	Evergreen Marine Corporation	Parent company	Purchases	USD 4,421	0.18	30~60 days	-	-	-	-	
			Sales	USD 23,621	0.96	30~60 days	-	-	USD 256	0.11	
	Evergreen International S.A.	Related Party	Purchases	USD 11,972	0.48	30~60 days	-	-	-	-	
			Sales	USD 10,326	0.42	30~60 days	-	-	USD 430	0.19	
	Italia Marittima S.P.A	Related Party	Sales	USD 3,650	0.15	30~60 days	-	-	USD 150	0.07	
	Evergreen Heavy Industrial Corp. (M) Berhad	Related Party	Purchases	USD 25,429	1.02	30~60 days	-	-	-	-	
Evergreen Heavy Industrial Corp. (M) Berhad	Greencompass Marine S.A.	Related Party	Sales	RM 93,102	44.98	30 days	-	-	-	-	
	Italia Marittima S.P.A	Related Party	Sales	RM 113,193	54.69	30 days	-	-	RM 24,559	100.00	

Evergreen Marine Corporation and Subsidiaries
Receivables from Related Parties
Exceeding NT$100 Million or 20 Percent of the Paid-in Capital
For the Year Ended December 31, 2006
(Expressed in Thousands of Dollars)

Creditor	Counterparty	Nature of Relationship	Balance as at December 31, 2006	Turnover Rate (No. of Times)	Overdue Receivables		Amount Received Subsequent to the Balance Sheet Date	Allowance for Bad Debts
					Amount	Action Taken		
Hatsu Marine Limited	Island Equipment LLC.	Indirect subsidiary of Peony	Accounts receivable - related party USD3,121		USD -	-	USD -	USD -
Clove Holding Ltd.	Island Equipment LLC.	Indirect subsidiary of Peony	Accounts receivable - related party USD7,491		USD -	-	USD -	USD -
Evergreen Heavy Industrial Corp. (M) Berhad	Italia Marittima S.P.A	Investee of Peony	Accounts receivable RM24,559		RM -	-	RM24,559	RM -

Schedule 10

Evergreen Marine Corporation and Subsidiaries
Information on Investee Companies
For the Year Ended December 31, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at December 31, 2006			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at December 31, 2006	Balance as at December 31, 2005	No. of Shares	Ownership (%)	Carrying Value			
Evergreen Marine Corporation	Peony Investment S.A.	53Rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama	Investment activities	USD 476,500	USD 476,500	4,765	100.00	$40,739,478	$(1,898,071)	$(1,875,250)	Subsidiary of the Company
	Taiwan Terminal Services Co., Ltd.	2F, No.177, Ssu Wei 4th Rd., Lingya District, Kaohsiung, Taiwan	Loading and discharging operations of container yards	55,000	55,000	5,500	55.00	78,938	30,403	16,345	Subsidiary of the Company
	Charng Yang Development Co., Ltd.	2F, No.369, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Development, rental and sale of residential and commercial buildings	320,000	320,000	34,520	40.00	434,098	80,254	32,101	Investee accounted for by equity method
	Evergreen International Storage and Transport Corporation	No.899, Jingguo Rd., Taoyuan City, Taoyuan County, Taiwan	Container transportation and gas stations	4,753,514	4,753,514	424,062	39.74	7,553,108	1,278,883	255,496	Investee accounted for by equity method
	Evergreen Security Corporation	4&5F, No. 111, Sungjiang Rd., Taipei, Taiwan	General security guards services	25,000	25,000	3,438	31.25	48,385	29,185	7,558	Investee accounted for by equity method
	EVA Airways Corporation	11F, No.376, Section 1, Hsinnan Rd., Lu Chu Township, Taoyuan County, Taiwan	International passenger and cargo transportation	9,267,879	8,569,973	750,571	19.37	8,937,289	(1,686,585)	(346,678)	Investee accounted for by equity method
	Taipei Port Container Terminal Corporation	6F-1, No.220, Songjiang Rd., Taipei, Taiwan	Container distribution and cargo stevedoring	160,000	160,000	16,000	20.00	150,227	(14,964)	(2,993)	Investee accounted for by equity method

(Forward)

Evergreen Marine Corporation and Subsidiaries
Information on Investee Companies
For the Year Ended December 31, 2006
(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at December 31, 2006			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at December 31, 2006	Balance as at December 31, 2005	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	Greencompass Marine S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Marine transportation	USD 353,500	USD 353,500	3,535	100.00	USD 784,965	(USD 14,169)	(USD 14,169)	Indirect subsidiary of the Company
	Vigor Enterprise S.A.	53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 2nd Floor, Panama, Republic of Panama	Investment holding company	USD 500	USD 8,000	5	100.00	USD 548	USD 48	USD 48	Indirect subsidiary of the Company
	Clove Holding Ltd.	Craigmuir Chambers, P. O. Box71, Road Town, Tortola, B. V. I.	Investment holding company	USD 10	USD 10	10	100.00	USD 67,031	USD 7,063	USD 7,063	Indirect subsidiary of the Company
	Hatsu Marine Limited	160 Euston Road, London NW 12 DX, U.K.	Marine transportation	USD 1,503	USD 1,503	765	51.00	USD 104,692	(USD 23,525)	(USD 11,998)	Indirect subsidiary of the Company
	Evergreen Heavy Industrial Co. (Malaysia) Berhad	Lot 139, Jalan, Cecair, Phase 2 Free Trade Zone Johor Port Authority, 81700 Pasir Gudang, Johor, Johore Bahru, Malaysia	Container manufacturing	USD 27,295	USD 27,295	42,120	84.44	USD 33,353	(USD 7,509)	(USD 6,341)	Indirect subsidiary of the Company
	PT. Multi Bina Pura International	JL Raya Cakung Cilincing, RT. 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	USD 20,204	USD 20,204	68	95.30	USD 9,252	USD 1,277	USD 1,217	Indirect subsidiary of the Company
	PT. Multi Bina Transport	JL Raya Cakung Cilincing, RT. 002-05, Desa Rorotan P.O. Box 6043 Jakarta 14260. Indonesia Lot 139, Jalan	Loading and discharging operations of container yards and inland transportation	Rp 1,800,000	Rp 1,800,000	2	17.39	USD 279	USD 442	USD 77	Indirect subsidiary of the Company
	PT. Evergreen Marine Indonesia	Gedung Pricewaterhouse Coopers 9-10th Floors Jl. H.R. Rasuna said kav. C-03 Jakarta 12920, Indonesia	Shipping agency	USD 258	USD 258	-	25.44	USD 847	USD 509	USD 130	Investee company of Peony accounted for under equity method
	Luanta Investment (Netherlands) N.V.	21-A Van Engelenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 21,973	USD 21,973	-	50.00	USD 17,068	(USD 4,545)	(USD 2,273)	Investee company of Peony accounted for under equity method
	Balsam Investment (Netherlands) N.V.	21-A Van Englenweg, Curacao, Netherlands, Antilles	Investment holding company	USD 50,715	USD 50,715	-	49.00	USD 162,033	(USD 84,142)	(USD 41,230)	Investee company of Peony accounted for under equity method
	Shanghai Jifa Logistics Co., Ltd.	12F, Jifa Building, No.4049C, Jungong Rd., Shanghai City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 6,635	USD 6,635	-	21.06	USD 8,315	USD 1,955	USD 412	Investee company of Peony accounted for under equity method
	Shenzhen Greentrans Transportation Co., Ltd.	San Jiao Long Warehouse & Storage Zone, Fu Kang Road, Henggang Town, Shenzhen, China	Loading, discharging, storage, repair, cleaning and transportation of containers	USD 3,134	USD 3,134	-	55.00	USD 3,335	USD 108	USD 59	Indirect subsidiary of the Company
	Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Unit 403, 3F, Eastern Garden, No.138 A-Li Mountain Rd., Huangdao Development Dist. Qingdao City	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 4,447	USD 4,447	-	40.00	USD 5,467	USD 1,246	USD 498	Investee company of Peony accounted for under equity method
	Ningbo Victory Container Co., Ltd.	No.201 Area, Beilun Xiaoshan Industrial Estate, Ningbo Economic and Technical Development Zone, China	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 1,199	USD 1,199	-	40.00	USD 2,474	USD 1,817	USD 727	Investee company of Peony accounted for under equity method

(Forward)

Evergreen Marine Corporation and Subsidiaries

Information on Investee Companies

For the Year Ended December 31, 2006

(Expressed in Thousands of Dollars / Thousand Shares)

Investor	Investee	Address	Main Business	Initial Investment Amount		Shares Held as at December 31, 2006			Net Income (Loss) of the Investee	Investment Gain (Loss)	Remark
				Balance as at December 31, 2006	Balance as at December 31, 2005	No. of Shares	Ownership (%)	Carrying Value			
Peony Investment S.A.	Kingstrans International Logistics (Tianjin) Co., Ltd.	The Tienjin harbor protects tax area 120 rooms for nine 90th of roadses of sea beaches	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	USD 1,000	USD -	-	20.00	USD 1,001	USD -	USD -	Investee company of Peony accounted for under equity method
	Evergreen Container Terminal (Thailand) Ltd.	33/4 Moo 1, Chankhun Tahan Road, Sun District Klong 3, Lat Krabang District, Bangkok 10520	Loading and discharging of containers	USD 28,636	USD 28,636	12,250	48.18	USD 23,488	USD 4,604	USD 2,218	Investee company of Peony accounted for under equity method
	Evergreen Shipping Agency (Singapore) Pte. Ltd.	333 Jalan Besar, Singapore 209018	Shipping agency	USD 219	USD 219	383	25.50	USD 1,521	USD 1,263	USD 322	Investee company of Peony accounted for under equity method
	Evergreen Shipping Agency (Thailand) Co. Ltd.	Green Tower, 24-25th Floors 3656/81 Rama IV Road Klongton Klongtoey Bangkok 10110	Shipping agency	USD 238	USD 238	204	25.50	USD 1,036	USD 3,262	USD 832	Investee company of Peony accounted for under equity method
	Evergreen Korea Corporation	15th Fl., Korea Express Center, 83-5, 4-Ka, Jung-Ang Dong Jung-Ku, Pusan, Republic of Korea	Shipping agency	USD 238	USD 238	61	50.00	USD 2,199	USD 470	USD 235	Investee company of Peony accounted for under equity method
	Armand Investment (Netherlands) N.V.	Van Engelenweg 21A Curacao Netherlands Antilles	Investment holding company	USD 1,750	USD 1,750	4	70.00	USD 1,652	(USD 87)	(USD 61)	Indirect subsidiary of the Company
	Evergreen India Pte. Ltd.	J.N. Heredia Marg Ballard Estate Mumbai 400 038, India	Shipping agency	USD 12	USD 12	5	49.98	USD 50	USD 40	USD 20	Investee company of Peony accounted for under equity method
	Evergreen Marine Australia Pty Ltd.	Level 13,181 Miller Street, North Sydney NSW 2060 Australia	Shipping agency	USD-	USD-	-	25.50	USD 304	USD 930	USD 237	Investee company of Peony accounted for under equity method

Schedule 11

Evergreen Marine Corporation and Subsidiaries—Greencompass Marine S. A.
Derivative financial instrument undertaken by the Company and its investee
December 31, 2006

1. Derivative financial instruments:

(1) The contract (notional principal) amounts and credit risk (expressed in thousand dollars)

	December 31, 2006				December 31, 2005			
Financial Instruments	Notional Principal (Contract Amount)		Credit Risk		Notional Principal (Contract Amount		Credit Risk	
Interest rate swaps (IRS)	USD	76,317	USD	239	USD	108,176	USD	598
Foreign exchange option	USD	6,000	USD	-	EUR	3,000	USD	-

The above credits risk amounts are based on the contracts with positive fair values on the balance sheet date and represent the possible loss that will be incurred by the Company in the event of counterparties' default. The counterparties of the Company are all well-known banks with good credit ratings. Thus, the credit risk is assessed to be remote.

(2) Market risk

The interest rate swaps are utilized to hedge against fluctuations in interest rates. And the foreign exchange options are derivative financial instruments which are held for trading. Periodic reviews are conducted for evaluating the level of Subsidiary's exposure to market risk, and a stop-loss mechanism has been established to minimize the impact of market risk on the Subsidiary's operations.

(3) Liquidity risk, cash flow risk and the amount, timing and uncertainty of demand for future cash flow.

As no principals are exchanged upon settlement of the interest rate swaps and foreign exchange options , no significant demand for cash flow is expected. Therefore, the Subsidiary's working capital is assessed to be adequate and no funding risk is dominant. In addition, since the interest rates, exchange rates and prices are fixed, cash flow risk is determined to be remote.

(4) The types, objectives and strategies of holding derivative financial instruments

The derivative financial instruments undertaken by the Company are held for trading and non-trading purposes. . The primary objectives of derivative financial instruments held for non-trading purposes are to mitigate risk of debt obligations and commitments arising from fluctuations in interest rates and exchange rate. The hedging strategy of the Company focuses on mitigating market price risks. On the other hand, the primary objective of the derivative financial instruments held for trading purposes is to profit from exchange rate and price differentials.

(5) Disclosures of derivative financial instruments in the financial statements

1) Interest rate swaps:

The contracts are settled based on the difference between the spot interest rate and contracted interest rate. The amount received and paid upon settlement is recorded as a deduction from and an addition to the interest expense on shipping finance, respectively.

2) Foreign Exchange Option:

As the Company has actual position in the underlying assets, full settlements are conducted at expiration of the contracts. The difference between the spot exchange rate and the contracted rate is recorded as foreign exchange gain or loss upon settlement.

2. Fair values of financial instruments

Derivative financial instruments	December 31, 2006 Carrying Value		December 31, 2006 Fair Value		December 31, 2005 Carrying Value		December 31, 2005 Fair Value	
Interest rate swaps	USD	134	USD	134	USD	-	USD	(126)
Foreign exchange options	USD	(5)	USD	(5)	USD	(166)	USD	(166)

Evergreen Marine Corporation
Investments in Mainland China
For the Year Ended December 31, 2006
(Expressed in Thousands of Dollars)

Investee in Mainland China	Main Business	Paid-in Capital	Way of Investing in Mainland China (Note 1)	Balance of Investments in Mainland China as at December 31, 2006	Investment Amount Remitted to Mainland China from Taiwan during 2006	Amount Remitted Back to Taiwan from Mainland China during 2006	Balance of Investments in Mainland China as at December 31, 2006	The Company's Direct/ Indirect Ownership in the Investee (%)	Investment Income (Loss) for 2006 (Note 2)	Carrying Value of Investments as at December 31, 2006	Accumulated Amount of Investment Income Remitted Back to Taiwan as at December 31, 2006
Shanghai Jifa Logistics Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB271,565	(2)	$195,546 (USD 6,000)	$-	$-	$195,546 (USD 6,000)	21.06	$13,376 (USD 412)	$270,994 (USD 8,315)	$-
Ningbo Victory Container Co., Ltd.	Inland container transportation, container storage, loading and discharging	RMB24,119	(2)	$33,178 (USD 1,018)	-	-	33,178 (USD 1,018)	40.00	23,604 (USD 727)	80,630 (USD 2,474)	-
Qingdao Evergreen Container Storage & Transportation Co., Ltd.	Inland container transportation, container storage, loading, discharging, leasing, repair, cleaning and related activities	RMB92,500	(2)	$144,932 (USD 4,447)	-	-	144,932 (USD 4,447)	40.00	16,169 (USD 498)	178,175 (USD 5,467)	-
Shenzhen Greentrans Transportation Co., Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	RMB44,960	(2)	$102,140 (USD 3,134)	-	-	102,140 (USD 3,134)	55.00	1,916 (USD 59)	108,691 (USD 3,335)	-
Shenzhen Hutchison Inland Container Depots Co., Ltd.	Inland container yard	HKD92,000	(2)	26,433 (HKD 6,304)	-	-	26,433 (HKD 6,304)	6.85	-	26,433 (HKD 6,304)	-
Kingtrans Intl. Logistics (Tianjin) Co.,Ltd.	Inland container loading, discharging, storage, repair, cleaning and related activities	USD5,000	(2)	-	65,182 (USD 2,000)	-	65,182 (USD 2,000)	40.00	-	65,084 (USD 1,997)	-

Balance of Investments in Mainland China as at December 31, 2006	Investment Amount Approved by the Investment Commission of the Ministry of Economic Affairs (MOEA)	Quota of Investments in Mainland China Imposed by the Investment Commission of MOEA	
$567,411 (USD 16,599) (HKD 6,304)	$1,176,274 (USD 36,092)	Net worth under $5,000,000,000 (40%)	$2,000,000
		Net worth between $5,000,000,000 and $10,000,000,000 (30%)	1,500,000
		Net worth over $10,000,000,000 (20%)	9,462,618
			$12,962,618

(Net worth of the Company: NT$57,313,092)

Note 1: Investments in Mainland China can be conducted by the following ways:
(1) Remitting the funds to Mainland China via a thirty country
(2) Via a new investee to be set up in a third country
(3) Via an existing investee set up in a third country
(4) Investing directly in Mainland China
(5) Others

Note 2: Investment income (loss) for the year
"(1)" denotes that the investee is still in the start-up stage.
"(2)" denotes the basis on which the investment income (loss) is recognized.
(a) Based on the investee's financial statements audited by an international accounting firm other than the Company's auditor
(b) Based on the investee's financial statements audited by the Company's auditor
(c) Others

END